9/5

08004807

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Redflex Holdings Ltd

*CURRENT ADDRESS

PROCESSED
SEP 10 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34862 FISCAL YEAR 6-30-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 9/9/08

Redflex Holdings Limited File No: 82-34862

RECEIVED

2008 SEP -5 A 6:15

Schedule I
26 August 2008

Documents made public since the last submission on **27 June 2008:**

Date	Item	Description
26 August 2008	Company Announcement	Redflex announces Investor Briefing August 2008
26 August 2008	Company Announcement and Appendix 4E	Redflex releases Preliminary Final Results for Financial Year 2008 Appendix 4E
15 August 2008	Company Announcement	Redflex announces Redflex Executes New Speed and Red Light Enforcement Contract – Morristown, Tennessee
7 August 2008	Company Announcement	Redflex announces Redflex Executes New Photo Enforcement Contract – Blue Island, Illinois
29 July 2008	Company Announcement	Redflex announces West Carrollton, Ohio contracts with Redflex for a comprehensive speed and red-light enforcement program
23 July 2008	Company Announcement	Redflex announces Naperville, Illinois selects Redflex as vendor of choice following an extensive review
18 July 2008	Company Announcement	Redflex announces First Statewide Speed Enforcement Selection in North America – Arizona
16 July 2008	Company Announcement	Redflex announces New Speed Enforcement Contract – Jonesborough, Tennessee
10 July 2008	Response to ASX Query	Redflex responds to ASX query regarding the Appendix 3Y change of director's interest notice lodged on 1 July 2008
10 July 2008	Company Announcement	Redflex announces Cessation of Long Term Incentives – 18,670
9 July 2008	ASIC Form 04	Notice of change of interests of substantial holder: Hunter Hall
2 July 2008	ASIC Form 604	Notice of change of interests of substantial holder: Renaissance Smaller Companies
1 July 2008	Appendix 3Y	Change of Director's Interest Notice: Robin Debernardi acquires 50,000 and disposes of 2,285 shares
1 July 2008	Company Announcement	Redflex announces Two New Contracts: Livingston Parish, Louisiana and the City of Roseville, California

6-30-08
AR/S



Redflex Holdings Limited

Investor Briefing

August 2008

Introduction

- **Chris Cooper**
  Chairman
  Redflex Holdings Limited



- **Graham Davie**
  Chief Executive Officer
  Redflex Holdings Limited



- **Karen Finley**
  Chief Executive Officer
  Redflex Traffic Systems Inc.



- **Ron Johnson**
  Chief Financial Officer
  Redflex Holdings Limited



- **ASX Listed since 1997 - RDF**
- **90 million shares on issue**
- **Market cap ~$250 million**
- **Headquarters**
  - 31 Market Street, South Melbourne. Australia.
- **Staff**
  - Approximately 470
- **Business**
  - Traffic Photo Enforcement and related products and services
- **Dividend**
  - 4.5 cents per share
  - Fully franked
  - Payment date 3 November 2008





Highlights of H1 08 – USA business

- **Record growth in new US contracts**
- **Record growth in installed base.**
  - Increased by 390
- **Continued growth in revenue and profit**
- **Entry into two new US states**
  - Mississippi & Nevada
- **Reduction in % of installed cameras not generating revenue**
  - Now <5%



Highlights of Australian/International business

- **Record performance by Australian/International business**
- **Strong Profit Margins**
- **Strong presence in all states in Australia**
- **Qatar contract – 86 cameras delivered**
- **Technology developments & enhancements continue**





Ron Johnson, Chief Financial Officer

Redflex Holdings Limited

Investor Briefing

August 2008

REDFLEX
HOLDINGS

- **Revenue**
  - Up 26.0% to $88.2 million from $70.0 million in previous corresponding period

Revenue



50
40
30
20
10
0
06H1
06H2
07H1
07H2
08H1
08H2

- *Note: Continuing Operations only*

- **Earning Before Interest, Tax, Depreciation & Amortisation (EBITDA)**
  - Up 25.1% to $32.3 million from $25.8 million in previous financial year

EBITDA



18
16
14
12
10
8
6
4
2
0
06H1
06H2
07H1
07H2
08H1
08H2

- *Note: Continuing Operations only*

Group Financial Performance Highlights

- **Net Profit Before Tax (NPBT)**
  - Up 41.5% to $15.3 million from $10.8 million in previous corresponding period

---

Net Profit Before Tax (NPBT)



9
8
7
6
5
4
3
2
1
0
06H1
06H2
07H1
07H2
08H1
08H2

- *Note:* *Continuing Operations only*

Group Financial Performance Highlights

- **Net Profit After Tax (NPAT)**
  - Up 44.4% to $10.6 million from $7.3 million in previous corresponding period

---

Net Profit After Tax (NPAT)



7
6
5
4
3
2
1
0
06H1
06H2
07H1
07H2
08H1
08H2

- *Note:* *Continuing Operations only*

EBITDA margins on Build Own Operate recurring revenue

AUD ($'000)	FY06	FY07	FY08
Recurring Revenue	40,120	53,134	63,638
EBITDA	15,896	22,114	25,293
Royalty paid to Australia	1,623	2,214	3,378
EBITDA prior to royalty	17,519	24,328	28,671
EBITDA % on Recurring Revenue	43.7%	45.8%	45.0%

Exchange rate impact

The decline in average currency compared to the opening exchange rate of ~7% reduces EBITDA by ~ $2 million

Cash Position Highlights

REDFLEX GROUP

- **Cash flow from operations $25.0 million**
- **CAPX (PPE) of $33.6 million**
- **Bank facility with BMO (formerly Harris Bank) and Commonwealth Bank of Australia increased to US$50 million**
  - Increased from US$25 million
  - Drawn to US$32 million (at 30 June 2008)
- **Cash and equivalents at 30 June 2008 - $12.1 million**
- **Continuing to fund growth from existing facilities and cash generated**



Key Measures & Ratios

- **Basic Earnings per Share**
  - 11.8 cents
  - Up 43% from 8.25 cents in FY07
- **Dividend per share**
  - Annual dividend of 4.5 cps fully franked to be paid in November
- **Net Tangible Assets Per Share**
  - 66.0 cents
- **Interest Bearing Debt/Equity Ratio**
  - 50%
- **Return on Equity**
  - 15.5%

Financial Position

REDFLEX GROUP

- **Total Assets**
  - $127 million
  - Compared with $109 million at 30 June 2007



- **Net Assets/Equity**
  - $68 million
  - Compared with $66 million at 30 June 2007



- **Result despite 13.2% adverse movement in AUD/USD exchange rate between 30 June 2007 and 30 June 2008**



Karen Finley, President & CEO

Redflex Traffic Systems, Inc.

Investor Briefing

August 2008

REDFLEX HOLDINGS

Our Number One Position Has Not Changed

REDFLEX GROUP

- **Redflex Traffic Systems, Inc.**
  - Our number one position in the US photo-enforcement market has been retained
  - Another record setting year
    - New contract awards
    - Continued renewal contract success
    - System installations
    - Key Wins
      - Austin head to head
      - Chicago 440 systems (new contract)
      - Arizona Statewide Program

Market Share – Red Light

Red Light Contracts


RedSpeed
Traffipax
LaserCraft
Nestor
ACS
ATS
Redflex

Red Light Systems


Traffipax
RedSpeed
LaserCraft
Nestor
ACS
ATS
Redflex

Market Share – Speed

Speed Contracts


ACS
Nestor
ATS
Redflex

Speed Systems


Nestor
ACS
ATS
Redflex

Sales and Marketing

- **Record year for contract awards**
- **Addition of sales resources in key markets of Arizona, Colorado and New Mexico**
- **Growth in the speed market both fixed and mobile**
  - Greater general acceptance of technology
  - Speed component to several new deals in Arizona, Louisiana and Tennessee
  - Emerging opportunities for our fixed speed enforcement systems being established with red light enforcement
- **Continued growth in Illinois, Ohio and California**
- **Chicago Status**
  - As of June 30, 2008: 204 systems
  - As of August 15, 2008: 222 systems
- **New products**
  - REDFLEXred Mobile: Mobile red light
  - Next generation mobile speed (G3) to include new platforms for mobile speed vehicles and tripod based portable speed enforcement
  - Photonotice.com in a Kiosk form for placement in customer courts

Contracts

REDFLEX GROUP

- **Signed 67 new contracts in FY08**
  - As of August 15, 2008 executed 7 new contracts
  - Total contracted cities as of August 15 - 210

New Cities Contracted


250
200
150
100
50
0
2003
2004
2005
2006
2007
2008

Key Executive Changes

- **Aaron Rosenberg promoted to Executive Vice President of Business Development**
  - Focus on rapid expansion of new product and channel initiatives

- **Cris Weekes promoted to Executive Vice President of Sales & Marketing**
  - Added Sales to Marketing/Public Relations & Government Affairs responsibility

- **Appointment of Michael Browne to CFO**

Installation

- **As of June 30, 2008 at 1,267**
  - As of August 15, 2008: 1,305


Installation Base
1400
1200
1000
800
600
400
200
0
2003
2004
2005
2006
2007
2008

*FY08 installed 417 systems for an average of 35 per month

Operational Accomplishments

- **Employee growth: Over the past year Redflex USA has seen a 35% increase in the number of US employees. To indicate efficiencies, in the same period:**
  - Systems in service grew by 44%
  - The rate of net new installation rollout increased by 86%
  - Contracted customers increased by 48%
  - Citations processed grew by 51%
- **As part of the widespread growth of the business, Redflex hired employees in six new states during the 2008 financial year.**
- **Construction and maintenance teams maintained and improved efficiencies while accomplishing 86% growth in the rate of net new installs and 44% growth in installed base fully supported**
- **Efficiencies gained through collaborative, global supply chain improvements**
- **Efficiencies in data storage**
- **Migration of core production systems**

New Corporate Office

REDFLEX GROUP

- **Relocated to New Building at Pinnacle Peak Commerce Center in Phoenix, AZ adjacent to the Deer Valley Airpark**



New Corporate Office

- **The new facility offers:**
  - Brand new building
  - Greater efficiency in operational layout
  - Layout customised to our requirements
  - An enhanced work environment
  - Space and facilities for current and future growth needs over the next 7-10 years
  - Convenient access for employees
  - Lower cost per square foot than the existing location
  - New facility totals 76,500 sq. ft. compared to previous totaling 26,000 sq. ft.
  - 344 parking spaces.
- **The space currently accommodates:**
  - 405 "seats" (offices and workstations)
  - Training room that can accommodate 50 or be divided into two rooms of 25. This flexible room could also seat up to 100 "auditorium style" for a large meeting.
  - 3,000 sq. ft. separate bays for Van Build, Equipment Prep, and Storage plus a 2,000 sq. ft. equipment repair area.
  - 1000 sq. ft. "State of the Art" Data Center
- **Move completed August 22, 2008**

Legislation

REDFLEX GROUP

- **Arizona** HB2210 passed providing for a state level speed program
- **Minnesota & Iowa** continued efforts to legislate
- **Florida** Mark Wandall red light bill made progress but fell short of passage as the session ended.
- **Ohio** HB30 signage bill passed requiring signs at entrance to enforced municipalities.
- **New Jersey** AB4314 bill passed providing for 12 jurisdictions to pilot red light enforcement programs.
- **Massachusetts** HB3512 failed to be heard on the last day of the session. Strong momentum precedes the next session.
- **Texas** SB1119 passed in this session requiring more administrative process and ear marking funds for trauma centers.
- **New Mexico** SB780 ear marking funds to provide DUI prevention



Graham Davie, Chief Executive Officer

Redflex Holdings Limited

Investor Briefing

August 2008

REDFLEX
HOLDINGS

Australian International Operations

REDFLEX GROUP

- **A record financial year with increased revenue and profit**
  - Revenue growth – 27% with only 8% staff growth
- **Qatar**
  - Largest ever contract for camera systems in Qatar in the Middle East
  - 86 cameras delivered
- **New Zealand**
  - Auckland red light program was re-launched in May with Redflex camera systems.
- **Continued focus on R&D**
  - Mobile Speed product gained approval in the Netherlands
  - Precursor to approvals in other European countries
  - New vehicle classification technologies in Bordercam project
  - New detection and enforcement approaches being trialled for railway crossings

Australian Contracts

- **South Australia**
  - Expansion of Red-light camera program
  - New contract to supply mobile radar speed cameras
- **New South Wales**
  - Delivering speed camera systems to Roads and Traffic Authority
  - Delivered Bus lane enforcement systems
  - delivered the Bordercam system to enforce the regulations regarding the transport of livestock across the border
- **Victoria**
  - Trials of a number of innovative technologies for the enforcement of railway crossings.
  - Red light camera and speed enforcement programs are operating well
  - Redflex's world-leading Point-to-Point speed enforcement system operating on the Hume freeway continues to be a flagship system for innovative Australian technology.
- **Northern Territory**
  - Enforcement camera program is operating extremely well
  - delivered mobile laser camera systems for use by the Northern Territory Police infringement notice issued on the first of February this year.
- **Western Australia**
  - Upgraded Image and Infringement Processing Ticket Processing Systems
  - back-office automation functions and support for digital enforcement cameras.

Group Outlook

REDFLEX GROUP

- **Maintain and grow the #1 position in US market**
  - Multi-billion dollar potential market
  - Growth underpinned by committed work
- **Expect to install over 440 new cameras in the USA in FY09**
- **Build on the successes of the international business**
- **Expect to increase the services component in non-USA markets**
- **Continue to invest in R&D to remain at the forefront of the industry**
- **Looking at opportunities to apply Redflex skills and expertise in collateral business areas**
- **Look at opportunities for acquisition and industry consolidation**
- **Note: FY09 H1 is likely to show lower margins than H2 due to:**
  - Costs of move to new USA premises
  - Sales organisation/business development structuring costs – the benefits of the new structure are expected to flow from H2 onwards.



REDFLEX
HOLDINGS

File No: 82-34862

Redflex Group Profit Announcement
Year ended 30 June 2008

26 August 2008

The directors are pleased to release Redflex Group results for the financial year ended 30 June 2008.

The company has declared a dividend of 4.5 cents per share, fully franked. The Record Date for determining entitlements to the dividend will be 17 October 2008 and the Payment Date will be 3 November 2008 and payments will be by direct credit into Australian and USA bank accounts.

The issue price of shares under the Dividend Reinvestment Plan in respect of this 2008 dividend will be at a 5% discount to the volume weighted average market price of RDF on the 5 trading days up to and including the Record Date.

For further information:

Graham Davie
Chief Executive Officer
graham.davie@redflex.com.au
+61 3 9674 1715

Ron Johnson
Chief Financial Officer
ron.johnson@redflex.com.au
+61 3 9674 1754

APPENDIX 4E

REDFLEX HOLDINGS LIMITED
ABN: 96 069 306 216

ASX PRELIMINARY FINAL REPORT FOR YEAR ENDED 30 JUNE 2008

RESULTS FOR ANNOUNCEMENT TO THE MARKET AND LODGED WITH THE AUSTRALIAN SECURITIES EXCHANGE UNDER LISTING RULE 4.3A

				$000
Results from Continuing Operations				
Revenue from continuing operations	up	**26%**	to	**88,225**
Profit before tax attributable to members	up	**42%**	to	**15,269**
Profit after tax attributable to members	up	**44%**	to	**10,596**
Basic Earnings per share				
Basic EPS from continuing activities	up	**43%**	to	**11.79 cents**
Net tangible assets per share	Level		at	**65.8 cents**

Dividends (distributions)	**Amount per security**	**Franked amount per security**
Final dividend	4.5 cents	4.5 cents
Interim dividend	Nil	Nil
Record date for determining entitlements to the dividend	17 October 2008	
Date the dividend is payable	3 November 2008	

The company operates a Dividend Reinvestment Plan in which allows eligible shareholders to elect to invest dividends in new shares at a 5% discount to market price.

Fully franked dividends of 3.5 cents per share were paid on 2 November 2007 in respect of profits for the year ended 30 June 2007. The dividend was not recorded in the FY 2007 financial statements as it was declared subsequent to the release of the results for that year.

The Group has not acquired or disposed of any controlled entities during the period.

GROUP OVERVIEW

Redflex Holdings Limited has been in existence since 1995 and has been listed on the Australian Securities Exchange since 1997. The company now has a total focus on traffic photo-enforcement for public safety.

In the USA Redflex Traffic Systems Inc, a wholly owned subsidiary, is the leading provider and operator of photo enforcement solutions, with the largest market share and the largest growth in its market.

The Australian/International Traffic business is responsible for provision of photo-enforcement solutions to the rest of the world and has achieved substantial sales in the Australian market and in a number of other countries.

The directors have proposed a dividend of 4.5 cents per share fully franked (2007 – 3.5 cents fully franked).

OPERATING RESULTS FOR THE 2007/2008 FINANCIAL YEAR

PROFITABLE GROUP PERFORMANCE

In the 2008 financial year Redflex has again delivered an impressive result, with record revenues and profits, ahead of our published forecast.

Our number one position in the USA photo-enforcement market has been retained with a record result and record rollout of new camera systems across the country.

Our Australian based international traffic enforcement business has also performed very well and has made further inroads into the global market.

Continuing operations showed:

- An increase in revenue from $70.0 million to $88.2 million.
- An increased Earnings Before Interest Tax, Depreciation and Amortisation (EBITDA) from $25.8 million to $32.3 million.
- An increase in Net Profit Before Tax (NPBT) from $10.8 million to $15.3 million.
- An increase in Net Profit After Tax (NPAT) from $7.3 million to $ 10.6 million.
- A doubling of our bank financing facilities from US$25 million to US$50 million on favourable commercial terms to fund our ongoing expansion

Revenue	**First half $000**	**Second half $000**	**2008 $000**	**2007 $000**	**% change**
Revenue from continuing activities:					
USA Traffic business	34,017	37,019	71,036	56,223	26.4%
Australian traffic business	8,595	8,537	17,132	13,461	27.3%
Head Office Interest income	54	3	57	329	
Revenue from continuing operations	**42,666**	**45,559**	**88,225**	**70,013**	**26.0%**

EBITDA	**First half $000**	**Second half $000**	**2008 $000**	**2007 $000**	**% change**
EBITDA from Traffic business	16,223	18,542	34,765	28,892	20.3%
Head Office costs	(1,358)	(1,098)	(2,456)	(3,066)	(20.0)%
EBITDA from continuing operations	**14,865**	**17,444**	**32,309**	**25,826**	**25.1%**

Net Profit Before Tax	**First half $000**	**Second half $000**	**2008 $000**	**2007 $000**	**% change**
Net profit from Traffic business	8,237	9,504	17,741	13,879	27.8%
Head Office costs	(1,366)	(1,106)	(2,472)	(3,090)	(20.0)%
Net profit before tax from continuing operations	**6,871**	**8,398**	**15,269**	**10,789**	**41.5%**

USA OPERATIONS

Redflex Traffic Systems continues to lead the market in North America in new contracts awarded and system delivery, and continues to lead the industry as the largest supplier and operator of outsourced photo enforcement systems in the USA.

HIGHLIGHTS

- Maintaining the number one position in the USA market in terms of installed cameras and new business being won;
- An increase of 44% in the number of camera systems installed in the USA Build Own Operate and Maintain market from 877 to 1,267;
- An increase of 43% in USA traffic revenue from US$44.3 million to US$63.3 million;
- 66 new contracts signed over the financial year, with a further 8 signed to 20 August 2008;
- Contracted for the largest municipal red light camera program in the world for an additional 440 systems in the City of Chicago;
- 51% more citations processed than in FY 2007;
- Ongoing R&D investment in new technology developments that continue to place Redflex at the forefront of the industry;
- Contracted the first state-wide mobile speed enforcement program with the Arizona Department of Public Safety.

NEW CONTRACTS

In the USA, Redflex Traffic Systems now has contracts with 210 cities across 20 states (as of 20 August 2008). New contracts were signed with the following 74 cities from 1 July 2007 to 20 August 2008:

Tempe, AZ	Bremerton, WA	Palos Heights, IL
New Lennox, IL	Fife, WA	Mt Carmel, TN
Moreno Valley, CA	Monroe, WA	Rancho Cucamonga, CA
Columbus, MS	Granite Shoals, TX	Citrus Heights, CA
Lewisville TX	Forney, TX	Carol Stream, IL
Northlake, IL	South Holland, IL	Geneva, IL
St Charles, IL	Mountlake Terrace, WA	Aurora, IL
Edmundson, MO	Selmer, TN	Redlands, CA
Hurst, TX	Broussard, LA	Chillicothe, OH
Bedford, TX	Peoria, AZ	Burien, WA
Baker, LA	Richton, IL	Balch Springs, TX
Mesquite, TX	Countryside, IL	Belmont, CA
Killeen, TX	Oakland, CA	Port Lavaca, TX
Allen, TX	Victorville, CA	Chicago, IL (New 440)
Haltom, TX	Beverly Hills, CA	Denver, CO
Southlake, TX	Carrollton, TX	Austin, TX
Tomball, TX	North Las Vegas, NV	Highland, CA
Roanoke, TX	Hayward, CA	Orland Park, IL
Star Valley, AZ	San Carlos, CA	Tinley Park, IL
DPS, AZ (2 speed van pilot)	Stickney, IL	Gretna, LA
Glendale, CA	Festus, MO	Napa, CA
Oroville, CA	Gurnee, IL	Yucaipa, CA
Livingston Parish, LA *	Roseville, CA *	Jonesborough, TN *
Department of Public Safety, AZ (State-wide freeway enforcement) *	Naperville, IL *	West Carrollton, OH *
Blue Island, IL *	Morriston, TN *	

* Contracts signed since 1 July 2008

In addition, contract renewals have been executed in many long term partner cities. Specifically, the cities of Fort Collins, Colorado; Bakersfield, California; Medford, Oregon, Toledo, Ohio, and St. Peters, Missouri, all renewed their contracts for multiple years. Again, Redflex successfully beat one of its competitors in a head-to-head program trial in the City of Austin, Texas which was a huge testament to, and reaffirmation of, its service and technical abilities, underpinning the win from last year in the head-to-head trial in Corpus Christi, Texas.

SALES & MARKETING

Key Sales and Marketing developments over the year have been:

- 66 new contracts won over the financial year compared to 59 in the prior financial year. This underscores the continuous growth in opportunities and validation of photo enforcement acceptance across the USA.
- The sales team continued to grow during the year, adding key resources to target market areas in Arizona, Colorado, and New Mexico.
- The speed enforcement market continues to grow with inroads achieved over the financial year in the growing Arizona speed market, with three new contracts containing a speed component, as well as new contracts in Louisiana, Nevada and Tennessee.
- Fixed speed enforcement opportunities are emerging as the baseline infrastructure is being established with red light enforcement and general acceptance of the technology becomes more commonplace.
- The red light and speed product portfolios have been broadened to meet customer needs. In red light we have both fixed and mobile systems, and for speed the fixed, mobile and tripod systems have allowed Redflex to be a leader in this next sector of growth.
- We also have grown in the key markets of California, Texas, Illinois and Ohio.
- Fixed red light enforcement product sales continue to see momentum as acceptance of automated enforcement in this sector continues to grow and as the efficacy of these safety programs becomes more widely known.

KEY EXECUTIVE CHANGES

- Aaron Rosenberg was appointed Executive Vice President of New Business Development, effective 1 July 2008. He is focused on rapid expansion of new product and channel initiatives, to allow Redflex to capitalize on emergent growth sectors
- Cristina Weekes expanded her role in the company as Executive Vice President adding Sales to Marketing, Government Affairs, and Public Relations responsibilities.
- Michael Browne was recently appointed to the position of Redflex Traffic Systems Inc. Chief Financial Officer,

INSTALLATIONS

Financial year 2008 witnessed the greatest number of installed systems in the traffic photo enforcement industry. The installation base continues to grow with:

- 667 systems installed at 30 June 2006,
- 770 systems installed at 31 December 2006,
- 877 systems installed at 30 June 2007,
- 1,064 systems installed at 31 December 2007,
- 1,267 systems installed at 30 June 2008.

The number of installed systems includes cameras that may not be generating revenues for reasons including: warning periods; delays in going live; legislative issues; road work; or maintenance actions.

PRODUCT DEVELOPMENT INITIATIVES

REDFLEXred Mobile Red Light

An exciting new product was added to the Redflex suite of photo enforcement systems with the introduction of REDFLEXred Mobile. Redflex took its knowledge and experience in fixed red light monitoring and mobile speed systems, and combined them to form a mobile version of its red light monitoring product. The system can be deployed at pre-determined locations, increasing the coverage and halo effect experienced with fixed monitoring systems. The REDFLEXred mobile system can also complement a new or existing photo enforcement program. A mobile red light monitoring system was recently a requirement of the Arizona DPS state photo enforcement program.

Mobile Speed Third Generation (G3)

This year, Redflex began to roll out its next generation (G3) of mobile speed enforcement products including new platforms for mobile speed vehicles and tripod based portable speed enforcement systems. The mobile speed system utilizes a hybrid vehicle's power system for true mobile enforcement capabilities so it never has to be plugged in to charge. Coupled with mobile broadband internet, the G3 mobile speed enforcement platform provides powerful functionality. The G3 mobile speed enforcement technologies formed the basis of the Arizona DPS mobile speed pilot. This two vehicle program called for features such as bi-directional front and rear monitoring capabilities, video clips at raised heights and high resolution digital still cameras.

Photonotice.com Kiosk

Redflex delivered its violator portal, photonotice.com, in the form of a Kiosk, which has been installed at a customer's court house. The Kiosk provides a free service to the community to review their violation details online. This includes the high resolution still images and a full motion video clip. The violators can also read frequently asked questions while they log online to pay their fines.

SMARTscene Live

Additionally, Redflex is in the process of completing a new version of its SMARTscene Live system. The new version will provide multiple video viewing and user defined camera filtering capabilities for easy access to favourite live video streams as well as the ability to recall recorded video from a particular camera, all through the use of a web browser.

OPERATIONAL ACCOMPLISHMENTS

Data Storage Efficiency Improvement

Redflex increased its efficiencies in data storage through a new interface to manage data retention polices and compression technologies on image data in the back office systems. This not only leverages the capital investments made by Redflex to store its data both at its main data center and offsite co-location facility, but also realizes a reduction in bandwidth requirements and increase in processing/viewing speeds which translates into operational cost reductions. With these efficiency enhancements high resolution digital still images now download at significantly higher speeds, reducing the computer and bandwidth requirements at the customer end

Automated Data Download Enhancement

Automated data downloads from the camera systems have been further enhanced with the implementation of a new "push" client/server software system, which significantly reduces the management of the data gathering and increases the efficiencies through auto-resume, compression and verification. This new system allows for easier adoption of potentially less reliable internet connections such as wireless broadband that is now being used in some fixed sites as a temporary or sometimes permanent media connection where traditional means of broadband are unavailable or where a wireless connection may be required in a mobile application such as speed and red light units.

Server Virtualization – Utilization, Space and Cost Efficiencies

Redflex migrated its core production systems in its data center to server virtualization technologies. This initiative increases server hardware utilization by as much as 80%. This translates into a reduction in the number of physical hardware servers required for Redflex to operate its business, which translates into reduced operational costs such as electricity and hardware maintenance. Virtualization technology also increases and simplifies Redflex's ability to resume operations in a disaster scenario.

Automated Court Evidence Packages

Redflex is completing the final testing of an application which will automate the creation of Evidence Packages for Court, to increase quality and efficiency in this important area.

Supply Chain Improvements

The USA production team have developed effective solutions, and realised substantial cost savings through global supply chain improvements and reduced freight costs.

Construction and Maintenance Efficiencies

The USA construction and maintenance team have maintained and improved efficiencies while accomplishing an 86% growth in the net rate of new installations, and fully supporting an installed base that grew by 44%.

NEW CORPORATE OFFICE

With the growth experienced over the past several years, and with the expiration of our current corporate office lease in September, we have relocated the corporate headquarters in the USA to the Pinnacle Peak Commerce Center in Phoenix, Arizona. The site was selected after extensive review of a large number of sites and premises.

The new facility offers:

- greater efficiency in operational layout;
- an enhanced work environment;
- Space and facilities for current and future growth needs over the next 7-10 years;
- Convenient access for employees; and
- Lower cost per square foot than the existing location.

WORKFORCE

Over the past year Redflex USA has seen a 35% increase in the number of USA employees. To indicate efficiencies, in the same period:

- systems in service grew by 44%;
- the net rate of new installation rollout increased by 86%;
- contracted customers increased by 48%;
- citations processed grew by 51%.

As part of the widespread growth of the business, Redflex hired employees in six new states during the 2008 financial year.

LEGISLATIVE ENVIRONMENT

Nationally, the legislative environment is becoming more favourable and the overall level of political resistance is receding as the technology grows more widespread and familiar. Reversals remain possible, but the most likely scenario is that this trend holds in the year ahead.

The following is a review of legislative activity in the USA over the past financial year:

- In Arizona, despite significant threats, including a ballot measure to ban the use of automated speed enforcement on state highways and complex budget issues, legislation was passed which included a state-wide freeway enforcement program. This leadership position by the State of Arizona opens the landscape for other states to replicate this state-wide model for speed and red light automated enforcement
- Efforts to restore operations in Minnesota and Iowa with enabling legislation have not yet been successful. Redflex will continue these efforts in the next legislative session and will endeavour to garner improved support from cities and the police unions for the safety benefits that are offered.
- Despite numerous competitive vendors' efforts, enabling legislation in Florida has not yet been enacted. Legal opinions indicate that automated enforcement in the State of Florida remains illegal. Some competitors have proceeded at risk with early programs.
- Ohio was relatively trouble-free compared to recent years in the state. A bill covering signage and yellow light intervals, which Redflex did not oppose, was passed in June.
- In New Jersey legislation allowing pilot programs was passed and signed into law.
- Massachusetts is also considering enabling legislation, and at this writing the session continues and the outcome remains unknown. Redflex's retained lobbying resources there are working closely with cities to win passage of the legislation.
- The Texas legislature sits in session only every other year and 2008 was an off year. An opponent is planning another legislative attempt to ban the technology in 2009, and Redflex continues to engage support in that state.
- A difficult period in New Mexico stabilised with the passage of legislation to channel excess funds from automated enforcement programs to a state level safety program. A panel was assembled mid-year in Albuquerque to determine the efficacy of the city's safety program. Preliminary data shows that the Redflex program is improving community safety.

The percentage of camera systems which are currently not operational as a result of legislative and legal issues has decreased from around 8% last year to less than 5%.

AUSTRALIA/INTERNATIONAL BUSINESS

It has been a year of significant milestones for the Australian/International Business, with the delivery of a number of important programs both in Australia and overseas.

HIGHLIGHTS

- A record financial year's performance with increased revenue and profit;
- Largest ever contract for camera systems in Qatar in the Middle East;
- First outsourced back office taken live in Northern Territory;
- Continued focus on R&D;
- Revenue growth of 27% whilst the workforce grew by only 8%.

KEY GLOBAL CONTRACTS

Redflex continues to market it products and services, establish relationships, and appoint distributors in its international markets including Europe, the Middle East and Asia.

Qatar

In Qatar, Redflex camera systems are prominent throughout the capital city of Doha, supporting one of the leading road safety programs operating in the Middle East. Redflex supplied 86 cameras systems in support of this program.

New Zealand

In New Zealand, Auckland was experiencing an increasing issue of red light running. With the support of the public, the New Zealand Police, the Auckland City Council and the transport authorities, the program was re-launched in May with Redflex camera systems.

AUSTRALIAN CONTRACTS

Redflex has been delivering significant successes in Australia, with the Redflex team focused on delivering the best systems and the best services to our customers.

South Australia

In South Australia, the Red-light camera program continues to grow due to the excellent performance of the Redflex camera systems. Redflex was also awarded the contract to supply mobile radar speed cameras to the South Australia Police.

New South Wales

In New South Wales, Redflex continues to work closely with the Roads and Traffic Authority delivering speed camera systems and bus lane enforcement systems throughout the State. In northern New South Wales we delivered the Bordercam system to enforce the regulations regarding the transport of livestock across the border with Queensland.

Victoria

In Victoria, Redflex is working closely with the Victorian Government on trials of a number of innovative technologies for the enforcement of railway crossings. Accidents at railway crossings are a significant safety issue, both for road users and railway passengers. The red light camera program is operating well, as is the speed enforcement program throughout the State. Redflex's world-leading Point-to-Point speed enforcement system operating on the Hume freeway continues to be a flagship system for innovative Australian technology.

Northern Territory

In the Northern Territory, the enforcement camera program is operating extremely well, with the first Redflex red light camera infringement notice issued on the first of February this year. Additionally, Redflex delivered mobile laser camera systems for use by the Northern Territory Police.

Western Australia

The Image and Infringement Processing Ticket Processing Systems used by the Western Australia Police, was upgraded throughout the year with the addition of significant back-office automation functions and support for digital enforcement cameras.

RESEARCH AND DEVELOPMENT

Redflex continues to invest in Research and Development, both in the USA and Australia. The R&D teams work together to develop and enhance products for global markets.

The Research and Development program continues to enhance Redflex's intellectual property portfolio, with significant advances in non-intrusive and in-ground vehicle detection technologies.

A highlight of the year was the approval of the Redflex mobile radar camera system by the Nederland's Meetinstituut (NMi). This is a precursor to approvals in countries throughout the European market.

Group investment in R&D for the financial year was 3.5% of revenue.

OUTLOOK FOR 2009 FINANCIAL YEAR

We are looking forward to yet another record year in FY2009. Due to some step increases in cost base, primarily associated with the premises move and restructuring sales and marketing to more aggressively pursue speed enforcement opportunities, we expect the second half of FY09 to give rise to a substantially stronger result than the first half.

We expect to see the growth in the USA market continue. As the clear leader in that potential multi-billion dollar market which is less than 10% penetrated at this stage, the opportunities for growth are enormous, and Redflex is well positioned and equipped to capitalise on the continued expansion of the market.

We have committed work under the large number of contracts signed in FY2008 to underpin our growth in the 2009 financial year.

The inroads into the speed market have been significant over the past year and we expect that market to develop further, and have consequently organised for, and invested in, the development of that market.

The strong support from our banks in Australia and the USA with the recently negotiated US$50 million facility gives us financial strength and flexibility to pursue emerging opportunities.

We will continue to invest in Research and Development both in Australia and the USA to position our technologies and processes at the leading edge of the industry.

Outside of the USA, while sale of products and associated support services has been and continues to be the dominant business model, we are starting to see the emergence of early opportunities for full outsourced service offerings, and have positioned to capitalise on those opportunities as they mature.

INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2008

	Note	Consolidated Entity 30-Jun-08 $000	Consolidated Entity 30-Jun-07 $000
Continuing operations			
Sale of goods and services		24,464	16,550
Revenue from fee for service contracts		63,638	53,134
Finance revenue		123	329
Total Revenue	5	**88,225**	**70,013**
Cost of sales		14,348	9,205
Cost of fee for service contracts		17,534	13,015
Cost of Goods sold		**31,882**	**22,220**
Gross Profit		**56,343**	**47,793**
Sales and marketing expenses		9,772	5,827
Administrative expenses		12,100	13,129
Program management costs		2,162	2,393
Amortisation of intangibles	15	1,128	764
Depreciation on equipment used on fee for service contracts	14	13,911	12,118
Depreciation - other	14	419	374
Writedown on plant & equipment		0	984
		39,492	**35,589**
Profit from continuing operations before tax and financing costs		**16,851**	**12,204**
Interest		1,582	1,415
Profit from continuing operations before tax		**15,269**	**10,789**
Income tax expense		4,673	3,453
Profit after tax from continuing operations		**10,596**	**7,336**
Discontinued operations			
Profit after tax from discontinued operation	6	0	(4,262)
Net Profit attributable to members of the parent		**10,596**	**3,074**
Earnings per share for profit from continuing operations attributable to ordinary equity holders of the parent company			
- basic earnings per share		11.79 cents	8.25 cents
- diluted earnings per share		11.40 cents	7.98 cents
Earnings per share for profit attributable to ordinary equity holders of the parent company			
- basic earnings per share		11.79 cents	3.45 cents
- diluted earnings per share		11.40 cents	3.35 cents
Proposed dividend per share attributable to ordinary equity holders of the parent company		**4.50 cents**	**3.50 cents**

BALANCE SHEET AS AT 30 JUNE 2008

	Note	Consolidated Entity 30-Jun-08 $000	Consolidated Entity 30-Jun-07 $000
Current Assets			
Cash and cash equivalents	11	12,090	10,179
Security deposits		0	653
Trade and other receivables	12	15,744	16,967
Inventories	13	10,805	8,458
Other		2,677	555
Total Current Assets		**41,316**	**36,812**
Non-Current Assets			
Property plant and equipment	14	69,963	59,032
Deferred tax asset		2,208	5,831
Intangible assets and goodwill	15	8,877	7,449
Deferred costs asset		3,480	0
Asset retirement obligations		1,318	0
Total Non-Current Assets		**85,846**	**72,312**
Total Assets		**127,162**	**109,124**
Current Liabilities			
Trade and other payables	16	15,563	11,748
Interest bearing borrowings	17	295	391
Income tax payable		3,732	1,961
Provisions		1,544	965
Total Current Liabilities		**21,134**	**15,065**
Non Current Liabilities			
Interest bearing borrowings	17	33,683	21,334
Deferred tax liabilities		2,906	6,480
Asset retirement obligations		1,318	0
Provisions		77	128
Total Non Current Liabilities		**37,984**	**27,942**
Total Liabilities		**59,118**	**43,007**
Net Assets		**68,044**	**66,117**
Equity			
Equity attributable to equity holders of the parent company			
Contributed equity		83,161	81,243
Reserves		(14,052)	(6,659)
Accumulated losses		(1,065)	(8,467)
Total Equity		**68,044**	**66,117**

CASH FLOW STATEMENT FOR THE YEAR ENDED 30 JUNE 2008

	Note	Consolidated Entity 30-Jun-08 $000	Consolidated Entity 30-Jun-07 $000
Cash Flows from Operating Activities			
Receipts from customers (inclusive of GST)		88,132	65,892
Payments to suppliers and employees (inclusive of GST)		(59,502)	(36,981)
Interest Received		123	329
Interest Paid		(1,582)	(1,415)
Income Tax Paid		(2,216)	(2,275)
Net Cash Flows from (used in) operating activities	11	**24,955**	**25,550**
Cash Flows from Investing Activities			
Purchase of property, plant and equipment		(35,452)	(30,721)
Capitalised development costs		(2,748)	(2,849)
Proceeds from sale of discontinued operations		0	3,393
Net Cash Flows from (used in) investing activities		**(38,200)**	**(30,177)**
Cash Flows from Financing Activities			
Bank borrowings		16,853	3,394
Lease liability repaid		(101)	(200)
Proceeds from Security deposits		672	599
Proceeds from issue of ordinary shares		1,918	284
Dividends paid		(3,174)	0
Net Cash Flows from Financing Activities		**16,168**	**4,077**
Net Increase in Cash Held		**2,923**	**(550)**
Effect of exchange rate changes on cash		(1,012)	(835)
Cash at beginning of financial year		10,179	11,564
Cash and Cash Equivalents at end of period		**12,090**	**10,179**

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2008

Consolidated Entity	Contributed Equity $000	Foreign Currency Translation Reserve $000	Employee Equity Benefits Reserve $000	Accumulated Losses $000	Total Entity $000
At 30 June 2006	**80,959**	**(1,176)**	**2,612**	**(11,541)**	**70,854**
Profit for the period	0	0	0	7,336	7,336
Loss on sale of discontinued operations	0	0	0	(4,262)	(4,262)
Exercise of employee options	284	0	0	0	284
Currency translation differences	0	(8,838)	0	0	(8,838)
Cost of share based payment	0	0	743	0	743
At 30 June 2007	**81,243**	**(10,014)**	**3,355**	**(8,467)**	**66,117**
Profit for the period	0	0	0	10,596	10,596
Exercise of employee options	192	0	0	0	192
Proceeds from Dividend Reinvestment Plan	1,726	0	0	0	1,726
Dividends Paid	0	0	0	(3,174)	(3,174)
Currency translation differences	0	(8,190)	0	(20)	(8,210)
Cost of share based payment	0	0	797	0	797
At 30 June 2008	**83,161**	**(18,204)**	**4,152**	**(1,065)**	**68,044**

NOTE 1 CORPORATE INFORMATION

Redflex Holdings Limited, a company incorporated in Australia, is limited by shares that are publicly traded on the Australian Securities Exchange (ASX).

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

This financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board. The financial report has been prepared on a historical cost basis. The carrying values of recognised assets and liabilities that are hedged with fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

The financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($'000) unless otherwise stated under the option available to the company under ASIC class order 98/100. The company is an entity to which the class order applies.

(a) Compliance with IFRS

The financial report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

(b) New accounting standards and interpretations

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the annual reporting period ending 30 June 2008. These are outlined in the table below.

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
AASB Int. 12 and AASB 2007-2	Service Concession Arrangements and consequential amendments to other Australian Accounting Standards	Clarifies how operators recognise the infrastructure as a financial asset and/or an intangible asset – not as property, plant and equipment.	1 January 2008	Unless the Group enters into service concession arrangements or public-private-partnerships (PPP), the amendments are not expected to have any impact on the Group's financial report.	1 July 2008
AASB Int. 4 (Revised)	Determining whether an Arrangement contains a Lease	The revised Interpretation specifically scopes out arrangements that fall within the scope of AASB Interpretation 12.	1 January 2008	Refer to AASB Int. 12 and AASB 2007-2 above.	1 July 2008
AASB Int. 129	Service Concession Arrangements: Disclosures	Requires disclosure of provisions or significant features necessary to assist in assessing the amount, timing and certainty of future cash flows and the nature and extent of the various rights and obligations involved. These disclosures apply to both grantors and operators.	1 January 2008	Refer to AASB Int. 12 and AASB 2007-2 above.	1 July 2008

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
AASB 8 and AASB 2007-3	Operating Segments and consequential amendments to other Australian Accounting Standards	New standard replacing AASB 114 Segment Reporting, which adopts a management reporting approach to segment reporting.	1 January 2009	AASB 8 is a disclosure standard so will have no direct impact on the amounts included in the Group's financial statements, although it may indirectly impact the level at which goodwill is tested for impairment. In addition, the amendments may have an impact on the Group's segment disclosures.	1 July 2009
AASB 123 (Revised) and AASB 2007-6	Borrowing Costs and consequential amendments to other Australian Accounting Standards	The amendments to AASB 123 require that all borrowing costs associated with a qualifying asset be capitalised.	1 January 2009	These amendments to AASB 123 require that all borrowing costs associated with a qualifying asset be capitalised. The Group has no borrowing costs associated with qualifying assets and as such the amendments are not expected to have any impact on the Group's financial report.	1 July 2009
AASB 101 (Revised) and AASB 2007-8	Presentation of Financial Statements and consequential amendments to other Australian Accounting Standards	Introduces a statement of comprehensive income. Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements.	1 January 2009	These amendments are only expected to affect the presentation of the Group's financial report and will not have a direct impact on the measurement and recognition of amounts disclosed in the financial report. The Group has not determined at this stage whether to present a single statement of comprehensive income or two separate statements.	1 July 2009
AASB 2008-1	Amendments to Australian Accounting Standard – Share-based Payments: Vesting Conditions and Cancellations	The amendments clarify the definition of 'vesting conditions', introducing the term 'non-vesting conditions' for conditions other than vesting conditions as specifically defined and prescribe the accounting treatment of an award that is effectively cancelled because a non-vesting condition is not satisfied.	1 January 2009	The Group has share-based payment arrangements that may be affected by these amendments. However, the Group has not yet determined the extent of the impact, if any.	1 July 2009
AASB 2008-2	Amendments to Australian Accounting Standards – Puttable Financial Instruments and Obligations arising on Liquidation	The amendments provide a limited exception to the definition of a liability so as to allow an entity that issues puttable financial instruments with certain specified features, to classify those instruments as equity rather than financial liabilities.	1 January 2009	These amendments are not expected to have any impact on the Group's financial report as the Group does not have on issue or expect to issue any puttable financial instruments as defined by the amendments.	1 July 2009

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
AASB 3 (Revised)	Business Combinations	The revised standard introduces a number of changes to the accounting for business combinations, the most significant of which allows entities a choice for each business combination entered into – to measure a non-controlling interest (formerly a minority interest) in the acquiree either at its fair value or at its proportionate interest in the acquiree's net assets. This choice will effectively result in recognising goodwill relating to 100% of the business (applying the fair value option) or recognising goodwill relating to the percentage interest acquired. The changes apply prospectively.	1 July 2009	The Group may enter into some business combinations during the next financial year and may therefore consider early adopting the revised standard. The Group has not yet assessed the impact of early adoption, including which accounting policy to adopt.	1 July 2009
AASB 127 (Revised)	Consolidated and Separate Financial Statements	Under the revised standard, a change in the ownership interest of a subsidiary (that does not result in loss of control) will be accounted for as an equity transaction.	1 July 2009	If the Group changes its ownership interest in existing subsidiaries in the future, the change will be accounted for as an equity transaction. This will have no impact on goodwill, nor will it give rise to a gain or a loss in the Group's income statement.	1 July2009
AASB 2008-3	Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127	Amending standard issued as a consequence of revisions to AASB 3 and AASB 127.	1 July 2009	Refer to AASB 3 (Revised) and AASB 127 (Revised) above.	1 July 2009
Amendments to International Financial Reporting Standards**	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate	The main amendments of relevance to Australian entities are those made to IAS 27 deleting the 'cost method' and requiring all dividends from a subsidiary, jointly controlled entity or associate to be recognised in profit or loss in an entity's separate financial statements (i.e., parent company accounts). The distinction between pre- and post-acquisition profits is no longer required. However, the payment of such dividends requires the entity to consider whether there is an indicator of impairment. AASB 127 has also been amended to effectively allow the cost of an investment in a subsidiary, in limited reorganisations, to be based on the previous carrying amount of the subsidiary (that is, share of equity) rather than its fair value.	1 January 2009	Recognising all dividends received from subsidiaries, jointly controlled entities and associates as income will likely give rise to greater income being recognised by the parent entity after adoption of these amendments. In addition, if the Group enters into any group reorganisation establishing new parent entities, an assessment will need to be made to determine if the reorganisation meets the conditions imposed to be effectively accounted for on a 'carry-over basis' rather than at fair value.	1 July 2009

Reference	Title	Summary	Application date of standard*	Impact on Group financial report	Application date for Group*
Amendments to International Financial Reporting Standards**	Improvements to IFRSs	The improvements project is an annual project that provides a mechanism for making non-urgent, but necessary, amendments to IFRSs. The IASB has separated the amendments into two parts: Part 1 deals with changes the IASB identified resulting in accounting changes; Part II deals with either terminology or editorial amendments that the IASB believes will have minimal impact.	1 January 2009 except for amendments to IFRS 5, which are effective from 1 July 2009.	The Group has not yet determined the extent of the impact of the amendments, if any.	1 July 2009
IFRIC 16**	Hedges of a Net Investment in a Foreign Operation	This interpretation proposes that the hedged risk in a hedge of a net investment in a foreign operation is the foreign currency risk arising between the functional currency of the net investment and the functional currency of any parent entity. This also applies to foreign operations in the form of joint ventures, associates or branches.	1 January 2009	The Interpretation is unlikely to have any impact on the Group since it does not significantly restrict the hedged risk or where the hedging instrument can be held.	1 July 2009

* designates the beginning of the applicable annual reporting period unless otherwise stated

** pronouncements that have been issued by the IASB and IFRIC but have not yet been issued by the AASB. Entities must disclose the impact of these pronouncements in order to make the statement of compliance with IFRS under AASB 101.14. For-profit public sector entities may not be required to disclose the impact of IASB and IFRIC pronouncements if they have applied an Australian Accounting Standard, which is inconsistent with IFRS requirements under AASB 101Aus14.2. Not-for-profit entities need not comply with AASB 101.14 and are not required to disclose the impact of IASB and IFRIC pronouncements under AASB 101.Aus14.3.

(c) Basis of Consolidation

The consolidated financial statements comprise the financial statements of Redflex Holdings Limited and its subsidiaries (the Group) as at 30 June each year.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether a group controls another entity.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting including unrealised profits arising from intra-Group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

Subsidiaries are fully consolidated from the date on which control is obtained by the Group and cease to be consolidated from the date on which control is transferred out of the Group.

The acquisition of subsidiaries is accounted for using the purchase method of accounting. The purchase method of accounting involves allocating the cost of the business combination to the fair value of the assets acquired and the liabilities and contingent liabilities assumed at the date of acquisition.

(d) Segment reporting

A business segment is a distinguishable component of the entity that is engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is a distinguishable component of the entity that is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(e) Foreign currency translation

Both the functional and presentation currency of Redflex Holdings Limited and its Australian subsidiaries is Australian dollars (AU$). The United States subsidiaries functional currency is United States Dollars (US$) which is translated to presentation currency.

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

Amounts payable to and by the entities within the consolidated entity that are outstanding at the balance date and are denominated in foreign currencies have been converted to local currency using rates of exchange ruling at the end of the financial year.

A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in the contract. All resulting exchange rate differences arising upon settlement or restatement are recognised as revenues and expenses for the year.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

(f) Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents, as defined above, net of outstanding bank overdrafts. Bank overdrafts are included within interest-bearing loans and borrowings in current liabilities on the balance sheet.

The company collects citation revenue for cities under some contracts. The allocation of entitlements to the city and Redflex is made subsequent to each month end once the allocation has been determines. The proceeds are received in lock-box accounts and are treated as restricted cash until the allocation has been determined.

(g) Trade and other receivables

Trade receivables, which generally have 30-90 day terms are recognised initially at fair value and subsequently measured at amortised costs using the effective interest method, less an allowance for impairment.

Collectability of trade receivables is reviewed on an ongoing basis. Debts that are known to be uncollectible are written off when identified. An allowance for doubtful debts is raised when there is objective evidence that the Group will not be able to collect the debt. Financial difficulties of the debtor, default payments or debts more than 90 days overdue are considered objective evidence of impairment. The amount of the impairment loss is the receivable carrying amount compared to the present value of estimated future cash flows, discounted at the original effective interest rate.

(h) Inventories

Inventories including raw materials, work in progress and finished goods are valued at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

- Raw materials - Purchase cost on a first-in-first-out basis.
- Work-in-progress - Cost of direct material and labour and a proportion of variable and fixed manufacturing overheads based on normal operating capacity. Costs are assigned on the basis of weighted average costs.
- Infrastructure components – Components held for resale or conversion into fixed in-ground installations for traffic contracts are carried at cost. The conversion of these components to property, plant and equipment occurs at the point newly contracted sites are commissioned.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(i) Derivative financial instruments and hedging

The Group uses derivative financial instruments such as forward currency contracts and interest rate swaps to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value. Certain derivative instruments are also held for trading for the purpose of making short term gains. These derivatives do not qualify for hedge accounting and changes in fair value are recognised immediately in profit or loss in other revenue and expenses. Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives, except for those that qualify as cash flow hedges, are taken directly to net profit or loss for the year.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair values of interest rate swap and commodity contracts are determined by reference to market values for similar instruments.

For the purposes of hedge accounting, hedges are classified as:

- fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability;
- cash flow hedges when they hedge exposure to variability in cash flows that is attributable either to a particular risk associated with a recognised asset or liability or to a forecast transaction; or
- hedges of a net investment in a foreign operation.

A hedge of the foreign currency risk of a firm commitment is accounted for as a cash flow hedge.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged, and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges that meet the strict criteria for hedge accounting are accounted for as follows:

(i) Fair value hedges

Fair value hedges are hedges of the Group's exposure to changes in the fair value of a recognised asset or liability or an unrecognised firm commitment, or an identified portion of such an asset, liability or firm commitment that is attributable to a particular risk and could affect profit or loss. For fair value hedges, the carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged and the derivative is remeasured to fair value. Gains and losses from both are taken to profit and loss.

When an unrecognised firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognised as an asset or liability with a corresponding gain or loss recognised in profit or loss. The changes in the fair value of the hedging instrument are also recognised in profit or loss.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Any adjustment to the carrying amount of a hedged financial instrument for which the effective interest method is used is amortised to profit or loss. Amortisation may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

(ii) Cash flow hedges

Cash flow hedges are hedges of the Group's exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction and that could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in profit or loss.

Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss, such as when hedged income or expenses are recognised or when a forecast sale or purchase occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to the income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs. If the related transaction is not expected to occur, the amount is taken to the income statement.

(iii) Hedges of a net investment

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a similar way to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognised directly in equity while any gains or losses relating to the ineffective portion are recognised in profit or loss. On disposal of the foreign operation, the cumulative value of any such gains or losses recognised directly in equity is transferred to profit or loss.

(j) Non-current assets and disposal groups held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale and measured at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction. They are not depreciated or amortised. For an asset or disposal group to be classified as held for sale, it must be available for immediate sale in its present condition and the sale must be highly probable.

An impairment loss is recognised for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately on the face of the income statement and the assets and liabilities are presented separately on the face of the balance sheet.

(k) Property, Plant and Equipment

Plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Such cost includes the cost of replacing parts that are eligible for capitalisation when the cost of replacing the parts is incurred. Similarly, when each major inspection is performed, its cost is recognised in the carrying amount of the plant and equipment as a replacement only if it is eligible for capitalization. All other repairs and maintenance are recognised in profit or loss as incurred.

Land and buildings are measured at fair value, based on periodic but at least triennial valuations by external independent valuers, less accumulated depreciation on buildings and less any impairment losses recognised after the date of the revaluation.

Depreciation is calculated over the estimated useful life of the asset as follows:

• Furniture, Fittings and Other	13-18% pa reducing balance
• Computer Equipment	Straight line over a period of three years
• Plant and Equipment	Straight line over a period of seven years

The depreciation rates are consistent with the prior year.

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

Derecognition

An item of property, plant and equipment is derecognised upon disposal or when no further future economical benefits are expected from its use or disposal.

Any gain or loss arising on derocognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognized.

(l) Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

(i) Group as a lessee

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit and loss.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and reduction of the liability.

(ii) Group as a lessor

Leases in which the Group retains substantially all the risks and benefits of ownership of the leased asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised as an expense over the lease term on the same basis as rental income.

(m) Impairment of non-financial assets other than goodwill

Intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Group conducts an annual internal review of asset values, which is used as a source of information to assess any indicators of impairment. If any indicators of impairment exist, an estimate of the asset's recoverable amount is calculated.

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. Recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

(n) Goodwill and intangibles

Goodwill

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Group's interest in the net fair value of the acquirer's identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Group's primary or secondary reporting format.

Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.

The Group performs its impairment testing as at 30 June each year using a value in use, discounted cash flow methodology for the Traffic division to which goodwill is allocated.

When the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised. When goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this manner is measured on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Impairment losses recognised for goodwill are not subsequently reversed.

Intangibles

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is recognised in profit or loss in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life is reviewed at least each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangibles are not amortised. The useful life of an intangible asset with an indefinite life is reviewed each reporting period to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate and is thus accounted for on a prospective bases.

Research and development costs

Research costs are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure so capitalised is amortised over the period of expected benefit from the related project, typically being ten years.

The carrying value of an intangible asset arising from development expenditure is tested for impairment annually when the asset is not yet available for use, or more frequently when an indication of impairment arises during the reporting period.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognized.

Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured.

(o) Trade and other payables

Trade payables and other payables are carried at amortised cost. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. The amounts are unsecured and are usually paid within 30 days of recognition.

(p) Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Fees paid on the establishment of loan facilities that are yield related are included as part of the carrying amount of the loans and borrowings.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Borrowing costs are recognised as an expense when incurred.

(q) Provisions and employee leave benefits

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date using a discounted cash flow methodology. The risks specific to the provision are factored into the cash flows and as such a risk-free government bond rate relative to the expected life of the provision is used as a discount rate. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the time value of money and the risks specific to the liability. The increase in the provision resulting from the passage of time is recognised in finance costs.

Employee Benefits

(i) Wages, salaries and annual leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave are recognised in other payables in respect of employees' services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long Service Leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity that match, as closely as possible, the estimated future cash outflows.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

(r) Share Based payment transactions

Equity settled transaction

The Group provides benefits to employees, including key management personnel, in the form of share-based payment transactions whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

There are currently two plans in place to provide these benefits:

(i) The Employee Option Plan

The cost of these equity-settled transactions under the Employee Option Plan is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuer using a Black Scholes model.

In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of Redflex Holdings Limited.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled (the vesting period), ending on the date on which the relevant employees become fully entitled to the award (the vesting date).

At each subsequent reporting date until vesting, the cumulative charge to the income statement is the product of (i) the grant date fair value of the award; (ii) the current best estimate of the number of awards that will vest, taking into account such factors as the likelihood of employee turnover during the vesting period and the likelihood of non-market performance conditions being met; and (iii) the expired portion of the vesting period.

The charge to the income statement for the period is the cumulative amount as calculated above less the amounts already charged in previous periods. There is a corresponding credit to equity.

Equity-settled awards granted by Redflex Holdings Limited to employees of subsidiaries are recognised in the parent's separate financial statements as an additional investment in the subsidiary with a corresponding credit to equity. These amounts are eliminated on consolidation. As a result, the expense recognised by Redflex Holdings Limited in relation to equity-settled awards only represents the expense associated with grants to employees of the parent. The expense recognised by the Group is the total expense associated with all such awards.

Until an award has vested, any amounts recorded are contingent and will be adjusted if more or fewer awards vest than were originally anticipated to do so. Any award subject to a market condition is considered to vest irrespective of whether or not that market condition is fulfilled, provided that all other conditions are satisfied.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. An additional expense is recognised for any modification that increases the total fair value of the share based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of the cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

(ii) The Long Term Incentive Plan for Executives

Performance rights pricing model

The fair value of each performance right is estimated on the date of the grant using a Black-Scholes option formula, with a Monte Carlo simulation to take market conditions into consideration, with the following weighted average assumptions used for grants made during the year. The valuation of the performance rights is performed independently.

The company uses a measure of Total Shareholder Return (TSR) as the performance hurdle for the LTI Plan. TSR is calculated as the change in capital value of Redflex Holdings Limited over a three-year period, plus dividends expressed as a percentage of the opening capital value. The use of a relative TSR based hurdle is currently market best practice as it ensures an alignment between comparative shareholder return and rewards for executives.

In assessing whether the performance hurdles for each grant have been met, the company receives independent data from its external consultant which benchmarks the company's TSR growth from the commencement of each grant against that of the pre-selected peer group (S&P/ASX 300) which is the comparison group selected by the board based on recommendations from Mercers. The key management personnel must satisfy the service conditions set at grant date. Performance Rights vest progressively from a threshold level of performance to a maximum level, evaluated against the comparator group of companies.

The dividend yield reflected the fact that no dividend has been previously paid and the expected life of the right is the period up to vesting. The expected volatility is based on the company's historical volatility and is designed to be indicative of future trends, which may also not necessarily be the actual outcome.

The weighted average remaining contractual life for the performance rights is between 17 months and 3 years.

Value of Options granted to certain USA employees

The difference between the market price and the exercise price at the time of exercise in respect of options granted to our USA employees gives rise to a tax deduction within our USA subsidiary. The value of these tax deductions are recouped directly in the Employee Equity Benefits Reserve to the extent they exceed the tax value of the expense recorded in relation to the options.

(s) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(t) Revenue recognition

Revenue is recognised and measured at the fair value of the consideration received or receivable to the extent it is probably that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Revenue from Sale of Goods and Services

Revenue from sale of goods is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be reasonably measured. Revenue on certain fixed price contracts where the Group provides systems development integration and installation services are recognised over the contract term based on the percentage of completion. The percentage of completion methodology is used where the contract outcome can be reliably measured, control of a right to be compensated for the services has been attained and the stage of completion can be reliably measured. Under this method revenue recognised is measured by the percentage of costs incurred to date to total estimated costs for each contract. Stage of completion is measured by reference to the material costs and labour hours incurred to date as a percentage of total material costs and estimated labour hours for each contract. Where the contract outcome cannot be reliably measured, revenue is recognised only to the extent that costs have been incurred and are recoverable.

Additional revenue in the United States is derived from the sale of photo enforcement equipment to municipal governments under fixed contracts. Revenue on these equipment sales is recorded over the duration of the contract.

Revenue from fee for service contracts

Revenue in the United States is principally derived from fees and traffic citations issued in jurisdictions where the company's equipment is located. Revenue is recognised when a traffic infraction is recorded by the company's equipment in various jurisdictions. The company records an allowance on revenues based on historical collection rates and citation enforceability.

Deferred Revenue

Certain company's sales include the sale of equipment combined with the provision of services for a period not exceeding one year. Revenue is recognised based on a commercial equipment sales margin, and service revenue is deferred and recognised over the period of service. Deferred revenue principally represents payments received for which services remain to be provided. Amounts are recognised as revenue when service has been provided.

Interest revenue

Revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

(u) Income tax and other taxes

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the current period's taxable income. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

- when the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and at the time of the transaction affects neither the accounting profit nor taxable profit or loss; or
- when the taxable temporary differences associated with investments in associates, subsidiaries and investments in joint ventures, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised, except:

- when the deferred income tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or taxable profit or loss, or;
- when the deductible temporary difference is associated with investments in associates, subsidiaries and investments in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each balance date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in profit or loss.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same tax authority.

Tax consolidation legislation

Redflex Holdings Limited and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation as of 1 July 2003.

The head entity Redflex Holdings Limited and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. The Group has applied the group allocation approach in determining the appropriate amount of current taxes and deferred taxes to allocate to members of the tax consolidated group.

In addition to its own current and deferred tax amounts, Redflex Holdings Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognized as a contribution to wholly-owned tax consolidated entities.

Other Taxes

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST) except:

- when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and;
- receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from or payable to the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from or payable to the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from or payable to the taxation authority.

(v) Earnings per share

Basic earnings per share is calculated as net profit attributable to members of the parent, adjusted to exclude any costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share are calculated as net profit attributable to members of the parent, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenue and expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(w) Maintenance warranty

In determining the level of provision required for maintenance warranties the Group has made judgments in respect of the expected performance of the product, number of customers who will actually use the maintenance warranty and how often, and the costs of fulfilling the performance of the maintenance warranty. Historical experience and current knowledge of the performance of products has been used in determining this provision. The related carrying amounts are included in accrued liabilities.

(x) Asset Retirement Obligation

The fair value of a liability for an ARO is recorded as an asset and a liability when there is a legal obligation associated with the retirement of a long-lived asset and the amount can be reasonably estimated.

(y) Deferred Costs Asset

Under contracts with one city the Company is required to sell cameras and installations, as well as providing full service back office processing of citations along similar lines to all other contracts performed under the BOOM model, however the sale and provision of services are dependant on each other. This dependency determines that the sale and provision of services be bundled together as a single transaction and accounted for accordingly.

Where the timing of the supply of fully installed cameras and provision of services are not in alignment with customer payment terms a Deferred Costs Asset is created and released progressively over the contract term to align expected revenues with the full provision of the contracted services.

NOTE 3 SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgments and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which form the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

Management has identified the following critical accounting policies for which significant judgments, estimates and assumptions are made. Actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

Significant accounting judgments

Depreciation and impairment of property plant and equipment

The major Group asset is represented by Property, plant and equipment consisting principally of redlight and speed camera detection equipment. These assets are installed in various cities throughout the USA. The contracts under which these assets are installed varies significantly between contracts, however most contract periods are for a period of at least five years.

The Group depreciates these assets over a seven year period on a straight line basis, regardless of the length of the contract. The major components of the installation relate to the construction and civil engineering works associated with the installation in addition to the camera and detection equipment. The company expects the infrastructure to last for decades once installed, whilst the camera and detection equipment is expected to last for a period approximating seven years.

Despite the longetivity of the installation it is rendered worthless upon termination or non-renewal of a contract to process traffic violations.

Accordingly, it is difficult to assess the appropriate length of time over which to depreciate these assets.

The Group assesses impairment of all assets at each reporting date based on each contract and evaluates conditions specific to the Group and to the particular assets that may lead to impairment. These include contract termination date, any cost neutrality issues, legislative and legal challenges combined with economic and political environments. This review is performed on a contract by contract basis.

If an impairment trigger exists the recoverable amount of the asset is determined and a write-down taken.

Taxation

The Group's accounting policy for taxation requires management's judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognised on the balance sheet. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences in investments, caused principally by retained earnings held in foreign tax jurisdictions, are recognised unless repatriation of retained earnings can be controlled and are not expected to occur in the foreseeable future.

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management's estimates of future cash flows. These depend on estimates of future production and sales volumes, operating costs, restoration costs, capital expenditure, dividends and other capital management transactions. Judgments are also required about the application of income tax legislation. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the balance sheet and the amount of other tax losses and temporary differences not yet recognised. In such circumstances, some or all of the carrying amounts of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

NOTE 4 SEGMENT INFORMATION

The Group's primary segment reporting format is business segments.

The operating businesses are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and services different markets.

The Traffic division operates within two key markets, the USA and Australia/International. The USA Traffic business is predominantly a Build Own Operate and Maintain business providing fully outsourced traffic enforcement programs to cities and townships. The Australian and International Traffic business involves the sale of traffic enforcement products to those markets.

The primary segmental split segregates the business units into revenue from recurring fee for service business and revenue related to the sale of goods and services. The Corporate division represents the Group's Head Office which is based in Melbourne, Australia.

Transfer prices between business segments are set on an arms' length basis in a manner similar to transactions with third parties. Segment revenue, segment expense and segment result include transfers between business segments. Those transfers are eliminated on consolidation.

The following tables present revenue and profit information and certain asset and liability information regarding business segments for the years ended 30 June 2008 and 30 June 2007.

Operating results by business segments are as follows:

Year ended 30 June 2008		**Continuing Operations**		
Business Segments	**Corporate**	**USA Traffic**	**Australian/ International Traffic**	**Total**
	$000	**$000**	**$000**	**$000**
Revenue				
Revenue from USA sale of goods and services	0	7,398	0	7,398
Revenue from Australian sale of goods and services	0	0	12,979	12,979
Revenue from International sale of goods and services	0	0	4,087	4,087
Revenue from fee for service contracts	0	63,638	0	63,638
Finance revenue	57	0	66	123
Inter-segment revenue	0	0	24,067	24,067
Total segment revenue	**57**	**71,036**	**41,199**	**112,292**
Inter-segment elimination				(24,067)
Total Consolidated Revenue				**88,225**
Result				
Earnings Before Interest, Tax, Depreciation and Amortisation	(2,456)	25,889	8,876	32,309
Depreciation	(16)	(13,911)	(403)	(14,330)
Amortisation	0	(161)	(967)	(1,128)
Segment result	**(2,472)**	**11,817**	**7,506**	**16,851**
Unallocated expenses	0	0	0	0
Profit before tax and finance charges				**16,851**
Finance charges				(1,582)
Profit before income tax				**15,269**
Income tax expense				(4,673)
Net Profit for the year				**10,596**
Assets and Liabilities				
Segment assets	3,288	90,922	32,952	127,162
Unallocated assets	0	0	0	0
Total assets	**3,288**	**90,922**	**32,952**	**127,162**
Segment liabilities	366	48,962	9,790	59,118
Unallocated liabilities	0	0	0	0
	366	**48,962**	**9,790**	**59,118**
Other segment information				
Capital expenditure	**0**	**35,282**	**170**	**35,452**

Year ended 30 June 2007	**Continuing Operations**				**Discontinued Operation**	**Total Operations**
Business Segments	**Corporate**	**USA Traffic**	**Australian/ International Traffic**	**Total**		
	$000	**$000**	**$000**	**$000**	**$000**	**$000**
Revenue						
Revenue from USA sale of goods and services	0	3,089	0	3,089	0	3,089
Revenue from Australian sale of goods and services	0	0	13,461	13,461	3,498	16,959
Revenue from International sale of goods and services	0	0	0	0	0	0
Revenue from fee for service contracts	0	53,134	0	53,134	0	53,134
Finance revenue	329	0	0	329	0	329
Inter-segment revenue	0	0	17,306	17,306	0	17,306
Total segment revenue	**329**	**56,223**	**30,767**	**87,319**	**3,498**	**90,817**
Inter-segment elimination					0	(17,306)
Total Consolidated Revenue					**3,498**	**73,511**
Result						
Earnings Before Interest, Tax, Depreciation and Amortisation	(3,066)	21,846	6,680	25,460	366	25,826
Depreciation	(24)	(12,118)	(350)	(12,492)	(94)	(12,586)
Amortisation	0	(24)	(740)	(764)	(357)	(1,121)
Segment result	**(3,090)**	**9,704**	**5,590**	**12,204**	**(85)**	**12,119**
Recognized loss on sale of discontinued operation				0	(4,177)	(4,177)
Profit before tax and finance charges				**12,204**	**(4,262)**	**7,942**
Finance charges				(1,415)	0	(1,415)
Profit before income tax				**10,789**	**(4,262)**	**6,527**
Income tax expense				(3,453)	0	(3,453)
Net Profit for the year				**7,336**	**(4,262)**	**3,074**
Assets and Liabilities						
Segment assets	0	89,081	13,622	102,703	0	102,703
Unallocated assets	6,421	0	0	6,421	0	6,421
Total assets	**6,421**	**89,081**	**13,622**	**109,12 4**	**0**	**109,124**
Segment liabilities	0	39,810	2,599	42,409	0	42,409
Unallocated liabilities	598	0	0	598	0	598
	598	**39,810**	**2,599**	**43,007**	**0**	**43,007**
Other segment Information						
Capital expenditure	**4**	**30,288**	**429**	**30,721**	**0**	**30,721**

NOTE 5 OTHER REVENUE, OTHER INCOME AND EXPENSES

Continuing operations	Consolidated Entity	
	30 June 2008	30 June 2007
	$000	$000
Revenues and expenses from continuing operations		
Sale of goods and services	24,464	16,550
Revenue from fee for service contracts	63,638	53,134
Finance revenue	123	329
Total Revenue	**88,225**	**70,013**
Depreciation, amortisation and impairment costs included in income statement		
Depreciation on assets in fee for service business	13,911	12,118
Depreciation of other assets	419	374
Amortisation of development costs	1,128	764
Employee benefits expense		
Wages and salaries	23,487	19,139
Payroll benefits	1,827	1,636
Contract labour	1,542	2,126
Superannuation	686	541
Payroll taxes	1,793	1,563
Share-based payment expense	797	743
Other payroll related costs	1,682	1,809
	31,814	**27,557**
Research and development costs		
Expensed in administrative expenses	718	335

Discontinued operation

	30 June 2008	30 June 2007
	$000	$000
Revenues and expenses from discontinued operation		
Sale of goods and services	0	3,498
Depreciation, amortisation and impairment costs included in income statement		
Depreciation of other assets	0	94
Amortisation of development costs	0	357
Employee benefits expense	0	1,305

NOTE 6 DISCONTINUED OPERATION

During the 2007 financial year the board decided that the Communications business would be divested to allow the full focus and resources of the company to be applied to the digital Traffic camera photo enforcement business. Redflex Communications Systems Pty Ltd was a company that designed, integrated and installed voice and data communication systems for the commercial and defence markets, and was a separate business segment to the Australian operations. It was divested effective from 30 November 2006.

The results for Redflex Communications Systems Pty Ltd until the point of disposal are	**30 June 2008**	**30 June 2007**
	$000	**$000**
Revenue	0	3,498
Expenses	0	(3,576)
Profit before tax from discontinued operation	**0**	**(78)**
Income tax expense related to pretax profit	0	18
Net profit attributable to discontinued operation	**0**	**(60)**

Cash Flow Information	**30 June 2008**	**30 June 2007**
	$000	**$000**
Net cash flow from operating activities	0	(108)
Net cash flow from investing activities	0	214
Net cash flow from financing activities	0	(184)
Net cash (inflow) outflow	**0**	**(78)**

To calculate earnings per share for the discontinued operation, the weighted average number of ordinary shares for both basic and diluted is as per note 9. The following table provides the profit figure used as the numerator:

	30 June 2008	**30 June 2007**
	$000	**$000**
Net profit attributable to ordinary equity holders of the parent from discontinued operation	**0**	**(4,262)**
For basic earnings per share	0	(4.80) cents
For diluted earnings per share	0	(4.72) cents

NOTE 7 CORRECTION OF ERROR

Correction of error in relation to accounting treatment for the City of Chicago contract

During the year Redflex won its third contract with the City of Chicago. Within this contract, as with the previous two contracts, Redflex is required to sell the cameras and installations to the City, as well as providing full service back office processing of citations along similar lines to all other contracts performed under the BOOM model.

The previous accounting treatment recognized the sale of the cameras as a transaction independent to the provision of services and in doing so, recorded a profit on sale of the cameras. It has since been identified that the Chicago contracts contain clauses which call for liquidated damages against Redflex should the cameras not operate and the services therefore could not be provided. This same clause has been in existence since the original contract, however, it has been determined that this dependency determines that the sale and provision of services be bundled together as a single transaction and accounted for accordingly. Redflex have successfully installed approximately 140 cameras under the two previous contracts and therefore the liquidated damages exposure on those contracts has passed.

Regardless of this fact, we are required to account for the Chicago contracts as single transactions with total revenues and costs associated with the full provision of cameras and services allocated on a time basis over the remaining contract term.

Due to this error in the application of the accounting standard as interpreted in previous financial years, the operating results for the year ended 30 June 2007 have been restated. This error had the affect of overstating profit before tax by $268,000 and overstating tax expense by $103,000.

The comparative Balance Sheet at 30 June 2007 has also been restated; the error had the affect of understating Deferred Revenue by $389,000, understating the Deferred Tax Asset by $151,000 and overstating Retained Earnings by $238,000.

Basic and diluted earnings per share for the prior year have also been restated. The amount of the correction for both basic and diluted earnings per share was a decrease of $0.002 per share.

NOTE 8 ASSET RETIREMENT OBLIGATION - REVISIONS OF ACCOUNTING ESTIMATES

	Consolidated	
	30 June 2008	30 June 2007
	$000	$000
Asset retirement obligation	1,318	0
	1,318	**0**

The Build Own Operate and Maintain business within the USA Traffic division is based on individual contracts with cities generally with terms of 5 years or less. In the normal course of business, Redflex enters into contracts with municipalities to install and operate red light and speed enforcement equipment. Under the terms of certain of these contracts, upon termination of the contract we are required to remove the equipment and restore the municipality's site to its original condition

In prior periods management had reviewed the provisions and had determined that at that time it could not make a reasonable assessment of the fair value of the asset retirement obligation ("ARO") due to lack of contract termination history and uncertainty surrounding contract length given renewal options. Prior to the current financial year and given the reliance on future events it was not considered possible to quantify any potential liability with respect to this matter.

During the current year the Company was able to reliably determine a likely make good cost expected to be incurred at the expiry of each contract.

The Company will allocate the asset retirement cost to expense using a systematic and rational method over its useful life.

Depreciation of the ARO shall occur over the same time period that the liability accretes. Depreciation shall be on a straight-line basis, which is based primarily on the fact that the underlying equipment is depreciated on a straight-line basis

NOTE 9 DIVIDENDS PAID AND PROPOSED

(a) Recognised amounts

No dividends were proposed or paid during the year ended 30 June 2007. Subsequent to the adoption of the 2007 financial statements the directors declared a fully franked dividend of 3.5 cents per share. The Directors intend to pay a further dividend in respect of the year ended 30 June 2008.

(b) Unrecognised amounts

	Consolidated	
	30 June 2008	30 June 2007
Dividends on ordinary shares	$000	$000
Final franked dividend	4,062	3,174
	4,062	**3,174**

After the balance sheet date, the above dividends are proposed by the Board. These amounts have not been recognised as a liability in 2008 but will be brought to account in 2009.

(c) Tax rates

Dividends proposed will be franked at the rate of 30% (2007: 30%).

NOTE 10 EARNINGS PER SHARE

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year adjusted for the effects of dilutive options not yet converted to shares.

The following reflects the income and share data used in the total operations basic and diluted earnings per share computations:

	Consolidated	
	30 June 2008	30 June 2007
	$000	$000
Net profit attributable to equity holders from continuing operations	10,596	7,336
Profit attributable to equity holders from discontinued operation	0	(4,262)
Net profit attributable to equity holders of the parent	**10,596**	**3,074**
Net profit attributable to ordinary shareholders of the parent for basic and diluted earnings per share	**10,596**	**3,074**
	Thousands	**Thousands**
Weighted average number of ordinary shares for basic earnings per share	89,862	88,975
Effect of dilution - share options and performance rights not yet converted to shares	3,066	2,913
Adjusted weighted average number of ordinary shares for diluted earnings per share	**92,928**	**91,888**
Weighted average number of converted, lapsed or cancelled potential ordinary shares included in diluted earnings per share.	642	2,191

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of these financial statements.

NOTE 11 CURRENT ASSETS - CASH AND CASH EQUIVALENTS

	Consolidated	
	30 June 2008	30 June 2007
	$000	$000
Cash at bank and in hand	6,315	6,055
Restricted cash	4,367	2,250
Short-term deposits	1,408	1,874
	12,090	**10,179**

Cash at bank and in hand earns interest at floating rates based on daily bank deposit rates

Short term deposits are made for periods between one day and three months depending on the immediate cash requirements of the consolidated entity, and earn interest at the respective short-term deposit rates

The fair value of cash and cash equivalents is $12,090,000 (2005: $10,179,000).

The company collects citation revenue for cities under some contracts. The allocation of entitlements to the city and Redflex is made subsequent to each month end once the allocation has been determined. The proceeds are received in lock-box accounts and are treated as restricted cash until the allocation has been determined.

	Consolidated	
	30 June 2008	30 June 2007
	$000	$000
Reconciliation of Cash		
For the purposes of the Cash Flow Statement, cash and cash equivalents comprise the following:		
Cash at bank and in hand	10,682	8,305
Short-term deposits	1,408	1,874
	12,090	**10,179**
Reconciliation from the net profit after tax to the net cash flows from operations		
Net Profit/(Loss) after Income Tax	**10,596**	**3,107**
Non Cash Flow Items		
Depreciation Expense	14,330	12,492
Amortisation of Intangibles	1,128	764
Provision for Employee Entitlements	697	30
Impairment and writedown of PP&E	0	983
Share Based Payments	797	743
Loss on disposal of discontinued operation	0	4,262
Change in Operating Assets and Liabilities		
Decrease/(Increase) in Prepayments	(1,779)	(1,228)
Decrease/(Increase) in Receivables - Current	(1,044)	(4,589)
Decrease/(Increase) in Inventories	(4,021)	2,333
Decrease/(Increase) in Deferred Tax Asset	3,414	1,217
Increase/(Decrease) in Deferred Tax Liability	(2,727)	(614)
Increase/(Decrease) in Deferred Revenue	1,073	797
Increase/(Decrease) in Taxation Provisions	1,770	1,094
Increase/(Decrease) in Payables	4,308	4,159
Decrease/(Increase) in Deferred Costs Asset	(3,587)	0
Net Cash from Operating Activities	**24,955**	**25,550**

NOTE 12 CURRENT ASSETS - TRADE AND OTHER RECEIVABLES

	Consolidated	
	30 June 2008	30 June 2007
	$000	$000
Trade receivables	16,284	16,523
Provision for doubtful debts	(540)	(140)
	15,744	**16,383**
Other receivables	0	584
Provision for doubtful debts	0	0
	0	**584**
	15,744	**16,967**

Trade receivables are non-interest bearing and are generally on 30 day terms.

NOTE 13 CURRENT ASSETS - INVENTORIES

	Consolidated	
	30 June 2008	30 June 2007
	$000	$000
Work in progress – at cost	873	364
Infrastructure components – at cost	10,214	8,719
Provision for write-downs	(282)	(625)
	10,805	**8,458**

Infrastructure components represent items held to manufacture photo enforcement camera systems primarily for use within the business rather than for resale.

NOTE 14 NON CURRENT ASSETS - PROPERTY PLANT AND EQUIPMENT

	Consolidated			
Year ended 30 June 2008	**Plant and equipment**	**Furniture & other**	**Computer Equipment**	**Total**
	$000	**$000**	**$000**	**$000**
At 1 July 2007, net of accumulated depreciation and impairment	**55,421**	**858**	**2,753**	**59,032**
Additions	33,582	723	1,147	35,452
Disposals	0	(7)	(71)	(78)
Depreciation for the year	(13,028)	(416)	(886)	(14,330)
Exchange adjustment	(9,705)	(82)	(326)	(10,113)
At 30 June 2008, net of accumulated depreciation and impairment	**66,270**	**1,076**	**2,617**	**69,963**

At 30 June 2007				
Cost	84,034	1,705	4,617	90,356
Accumulated depreciation and impairment	(28,613)	(847)	(1,864)	(31,324)
Net carrying amount	**55,421**	**858**	**2,753**	**59,032**
At 30 June 2008				
Cost	101,511	2,357	4,959	108,827
Accumulated depreciation and impairment	(35,241)	(1,281)	(2,342)	(38,864)
Net carrying amount	**66,270**	**1,076**	**2,617**	**69,963**

	Consolidated			
Year ended 30 June 2007	**Plant and equipment**	**Furniture & Other**	**Computer Equipment**	**Total**
	$000	**$000**	**$000**	**$000**
At 1 July 2006, net of accumulated depreciation and impairment	**48,501**	**873**	**2,840**	**52,214**
Additions	29,596	130	995	30,721
Disposals	(1,149)	(34)	(4)	(1,187)
Reclassification	(323)	345	(22)	0
Depreciation for year	(11,435)	(430)	(627)	(12,492)
Exchange adjustment	(9,769)	(26)	(429)	(10,224)
At 30 June 2007, net of accumulated depreciation and impairment	**55,421**	**858**	**2,753**	**59,032**
At 30 June 2006				
Cost	71,505	1,575	4,294	77,374
Accumulated depreciation and impairment	(23,004)	(702)	(1,454)	(25,160)
Net Carrying amount	**48,501**	**873**	**2,840**	**52,214**
At 30 June 2007				
Cost	84,034	1,705	4,617	90,356
Accumulated depreciation and impairment	(28,613)	(847)	(1,864)	(31,324)
Net Carrying amount	**55,421**	**858**	**2,753**	**59,032**

NOTE 15 NON CURRENT ASSETS - INTANGIBLE ASSETS AND GOODWILL

INGANGIBLES

	Consolidated		
	Development Costs	**Goodwill**	**Total**
Year ended 30 June 2008	**$000**	**$000**	**$000**
At 30 June 2008, net of accumulated depreciation and impairment	**7,049**	**400**	**7,449**
Additions	2,748	0	2,748
Amortisation for the year	(1,128)	0	(1,128)
Exchange adjustment	(192)	0	(192)
At 30 June 2008, net of accumulated depreciation and impairment	**8,477**	**400**	**8,877**
At 30 June 2007			
Cost	9,328	400	9,728
Accumulated amortisation and impairment	(2,279)	0	(2,279)
Net carrying amount	**7,049**	**400**	**7,449**
At 30 June 2008			
Cost	12,271	400	12,671
Accumulated depreciation and impairment	(3,794)	0	(3,794)
Net carrying amount	**8,477**	**400**	**8,877**

Year ended 30 June 2007			
At 1 July 2006, net of accumulated depreciation and impairment	**5,149**	**400**	**5,549**
Additions	2,849	0	2,849
Amortisation for the year	(764)	0	(764)
Exchange adjustment	(185)	0	(185)
At 30 June 2007, net of accumulated depreciation and impairment	**7,049**	**400**	**7,449**
At 30 June 2006			
Cost	7,096	400	7,496
Accumulated amortisation and impairment	(1,947)	0	(1,947)
Net carrying amount	**5,149**	**400**	**5,549**
At 30 June 2007			
Cost	9,328	400	9,728
Accumulated depreciation and impairment	(2,279)	0	(2,279)
Net carrying amount	**7,049**	**400**	**7,449**

Development costs are capitalised at cost. This intangible asset has been assessed as having a finite life and is amortised over its useful life using the straight line method. The asset is tested for impairment where an indicator of impairment arises.

GOODWILL	Consolidated	
	30 June 08	30 June 07
	$000	$000
Carrying amount of goodwill	**400**	**400**

Goodwill acquired through business combinations has been allocated to the Australian/International Traffic business as the cash generating unit for impairment testing.

Goodwill was acquired upon the acquisition of the business and business assets of Poltech Pty Ltd in 2003 and is impairment tested on an annual basis. The recoverable amount of the Australian Traffic segment has been determined based upon a value in use calculation using cash flow projections based on financial budgets approved by senior management covering a five year period.

Impairment testing of goodwill

Key assumptions used in cash flow projections to undertake impairment testing of goodwill are:

- Basis used to determine the value assigned to budgeted gross margins is the average gross margins achieved in the year immediately before the budgeted year increased for marginal expected efficiency improvements.
- The yield on a five year Government Bond rate consistent with external informational sources is utilised.
- Projected cash flows have been discounted by 13% (2007: 13%).
- Revenue growth has been forecast based on average historical rates.

The basis used to determine the value assigned to the materials and labour is the CPI forecast for Australia where resources are used.

NOTE 16 CURRENT LIABILITIES - TRADE AND OTHER PAYABLES

	Consolidated	
	30 June 2008	30 June 2007
	$000	$000
Current		
Trade payables	13,676	10,295
Deferred revenue	1,887	1,453
	15,563	**11,748**

Trade payables are non-interest bearing and are normally settled on 30 day terms. Other payables are non-interest bearing and have an average term of 60 days.

Deferred revenue represents payments received for which services remain to be provided. Amounts are recognised as revenue only when service has been provided. Deferred revenue normally applies to periods under one year in duration.

NOTE 17 INTEREST-BEARING LOANS AND BORROWINGS

	Consolidated	
	30 June 2008	30 June 2007
	$'000	$'000
Current		
Obligations under finance leases and hire purchase contracts	295	391
	295	**391**
Non-Current		
Obligations under finance leases and hire purchase contracts	402	356
Bank borrowings	33,281	20,978
	33,683	**21,334**

Redflex Holdings Limited, has a US$50 million (AU$52.1 million) secured revolving credit facility to fund the growth within the USA Traffic Division. BMO Capital Markets, in conjunction with the Commonwealth Bank was granted a first and only priority senior security interest over all the assets of Redflex Traffic Systems Inc and its subsidiaries, together with a fixed and floating charge over all the assets and undertakings of Redflex Holdings Limited. The loan principal is not required to be repaid within the next twelve months and is available for redraw to the facility limit if repaid.

Lease liabilities are secured by way of a charge over the leased assets.

The carrying amount of the Group's current and non-current borrowings approximate their fair value.

Financing facilities available

	Consolidated	
	30 June 2008	30 June 2007
	$'000	$'000
Total facilities:		
Bank borrowings	52,080	29,450
Facilities used at reporting date		
Bank borrowings	33,281	20,978
Security for letters of credit issued to customers	276	317
Facilities unused at reporting date	**18,523**	**8,155**

NOTE 18 COMMITMENTS AND CONTINGENCIES

(a) Bank Indemnity Guarantees

The company's bankers have issued indemnity guarantees to certain customers in respect of rental deposits, bid bonds and performance bonds of $1,352,475 (2007: $1,783,000)

(b) Structured equity funding for Visible Voice Unit Trust

Redflex Holdings Limited entered into a licensing arrangement with an investment partnership in June 2000 which provided, amongst other things:

- A one-off four year license fee paid to Redflex of $10 million whereby the partnership licensed certain rights over the Visible Voice software. This amount was held on deposit to secure financiers to the Syndicate and Redflex's obligations shown below.
- Payments of $2.6 million by the partnership to Redflex to commercialise Visible Voice during the years ended 30 June 2000 and 30 June 2001;
- Royalty payments by Redflex over the term of the license of a minimum of $375,000, and up to 12% of gross sales applicable to certain geographical regions; and
- An obligation in the form of a put option for Redflex to subscribe for equity in the partnership for an amount of no more than the proceeds above

The cash proceeds of $10 million referred to above, and accrued interest, has not been booked as income or as an asset in the books of Redflex as a corresponding liability existed for the put option referred to above. These amounts were offset as part of the fund windup proceedings in July 2004.

In relation to the above, contingent liabilities exist in the form of any claims that may be substantiated by the partnership in circumstances where Redflex is in breach of the agreements entered into. The company has been advised by the manager of the partnership, that the Australian Taxation Office (ATO) has issued amended assessments, to each partner, which disallows the deductions claimed by each partner.

At this stage, the company understands that investors have now negotiated a settlement with the ATO based on the ATO's revised assessments. A requirement of the settlement involves a reversal of the tax deductions originally claimed by the Partners. As a result of the denied deductions the company has applied to the ATO for a Compensating Adjustment to reverse the previously declared taxable income to which the denied deductions related.

The partnership and the transaction are in the process of being wound up in accordance with the transaction agreements. Part of the process established at the time of the transaction gives the partners the option to dispose of their interest in Visible Voice by way of the issue of an Exit Notice in accordance with transaction documents.

The Exit Price is to be calculated in accordance with the terms of the transaction agreements, and may be paid in shares in Redflex Holdings Limited or cash, at the sole option of Redflex. The company has received an Exit Notice and a calculation by the Partnership of the Exit Price due to the partners.

The Exit Price proposed by the Partners is disputed by Redflex on the basis that it has not been properly calculated in accordance with the terms of the transaction documentation. The Partnership has calculated the Exit Price as approximately $5.2 million, which would equate to the issue of 2,102,175 shares in Redflex Holdings Limited (or approximately 2.5% of the issued capital).

Redflex, having regard to all provisions relating to this calculation set out in the transaction documents, and having sought legal advice in this regard, has calculated the Exit Price at $28,683, and has made payment of that amount. The Partners have commenced legal action to pursue their claim. Substantial costs in defending the action will be incurred.

The company has sought professional advice on the implications of the Partnership and the ATO's actions, and the directors advise that at this stage they do not believe that the issue of the revised assessments by the ATO, or the Exit Notice issued by the Partnership, have given rise to any liability of the company under the transaction.

The Directors continue to be proactive in looking for a solution to resolve this dispute.

NOTE 19 EVENTS AFTER BALANCE SHEET DATE

There were no significant events subsequent to year end and prior to the date of this report that have not been dealt with elsewhere in this report.

COMPLIANCE STATEMENT

1. This report has been prepared in accordance with Australian accounting standards which includes Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures compliance with International Financial Reporting Standards (IFRS). The preliminary report is also in accordance with other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.
2. This preliminary report, and the accounts upon which the report is based, use the same accounting policies.
3. This report does give a true and fair view of the matters disclosed.
4. The accounts are in the process of being audited and no audit report is attached.
5. The entity has a formally constituted audit committee.

Graham Davie

Director

26 August 2008

REDFLEX Executes New Speed and Red Light Enforcement Contract – Morristown, Tennessee

15 August, 2008

Redflex Traffic Systems, Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the contract execution with the City of Morristown, Tennessee.

Located in eastern Tennessee, Morristown supports a daytime population in excess of 45,000 and is the Hamblen County seat.

The contract calls for combination speed-on-green and red-light enforcement systems at up to 10 locations. The contract term is three years with two, two-year renewals.

The contract award resulted from a competitive tender process.

"Communities across Tennessee are rapidly adopting the REDFLEXspeed solution for its proven effectiveness. As the largest speed enforcement solution provider in the USA, REDFLEX offers tailored solutions that address the specific needs and challenges of each of our partner communities. This is most evident when reviewing the public safety benefits that are documented by cities that use the REDFLEXspeed solution. For example, other Tennessee cities operating REDFLEXspeed programs have achieved amazing reductions in crashes, some seeing more than a 50% reduction at enforced locations." said Karen Finley, CEO Redflex Traffic Systems.

Redflex Traffic Systems, Inc has contracts with more than 200 U.S. cities and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in nine states and photo red light programs across 20 states, REDFLEX has consistently led the market in contract wins, system installation rates and market share.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1715

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

REDFLEX Executes New Photo Enforcement Contract - Blue Island, Illinois

7 August 2008

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the contract award by Blue Island, Illinois.

Blue Island is located in Cook County, Illinois, which is the second most populous county in the United States.

The contract calls for up 20 red light systems. The award resulted following the expiration of an incumbent's contract. The contract term is three years with six one-year renewals.

"We are pleased to support Blue Island along with the 26 other communities in the state of Illinois where REDFLEX operates, including Chicago - home to the nation's largest photo enforcement program," said Karen Finley, CEO Redflex Traffic Systems.

Redflex Traffic Systems Inc has contracts with more than 200 U.S. cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in nine states and photo red light programs across 20 states, REDFLEX has consistently led the market in contract wins, system installation rates and market share.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1715

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

West Carrollton, Ohio contracts with REDFLEX for a comprehensive speed and red-light enforcement program

29 July 2008

Redflex Traffic Systems, Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the contract award by West Carrollton, Ohio.

Located 15 minutes south of Dayton, West Carrollton is situated within the Dayton Metropolitan and Miami Valley region of Ohio; which has an estimated population in excess of 800,000.

The contract scope includes combination speed-on-green and red-light enforcement at up to 9 locations with a term of three years, plus 2 two-year automatic renewal terms.

"Closing the first month of our new financial year, we are very optimistic about the momentum we are building. Our dedicated and concerted focus on the development of the speed market has resulted in a strong speed orientation in the majority of the six new contracts executed during the month of July, including the State of Arizona contract," said Karen Finley, CEO Redflex Traffic Systems.

Redflex Traffic Systems Inc has contracts with more than 200 US cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 20 states, REDFLEX has consistently led the market in contract wins, system installation rates and market share.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1715

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

Naperville, Illinois selects REDFLEX as vendor of choice following an extensive review

23 July 2008

Redflex Traffic Systems, Inc., a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the contract award by Naperville, Illinois.

Naperville has a population of 143,000, and is 30 miles from the city of Chicago. In 2006 Money Magazine rated Naperville the second most liveable city in the United States due to a "thriving downtown, lots of green space, and top rated schools".

The contract calls for 2 red light systems to be installed immediately, with a total contractual obligation to monitor dual direction of travel at 14 intersections throughout the city. The award resulted from a second Request for Proposal (RFP) issued by the city of Naperville following an award to a competitor in September of 2007. When that selected vendor was unable to fulfil the technical requirements proposed in the contract the city of Naperville issued a second RFP in May of 2008. Vendors participating in the second RFP included REDFLEX, American Traffic Solutions, Redspeed and Lasercraft.

"We are pleased that REDFLEX has been selected by the city of Naperville to implement their red light photo enforcement program. REDFLEX has strong partnerships with many jurisdictions throughout the state of Illinois including the largest photo enforcement program in the United States with the city of Chicago.," said Karen Finley, CEO Redflex Traffic Systems.

The Naperville Sun reported the comments of council members and city administration during the vote to contract with a new vendor. As reported by the Sun, "The previous vendor failed to apply the contract", Councilman Ken Miller said at Tuesday's council meeting. "We should look for the best vendor....this is for safety... (we have) interest in getting the right vendor."

Redflex Traffic Systems Inc has contracts with more than 200 US cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 20 states, REDFLEX has consistently led the market in contract wins, system installation rates and market share.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

First Statewide Speed Enforcement Selection in North America - Arizona

18 July 2008

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the selection of Redflex as the vendor for the first statewide speed-enforcement program in North America by the Arizona Department of Public Safety.

State of Arizona

Redflex is currently providing a speed monitoring pilot program for Arizona utilizing two mobile van units deployed across the state to deter speeding. The awarded contract is for 200 systems which include 40 mobile speed systems, 10 mobile red light systems, 90 dedicated fixed speed systems and 30 combination systems operating in two directions. The contract term is two years plus three one-year extensions.

The selection of Redflex to provide freeway speed enforcement cameras for the state resulted from a formal Request for Proposal (RFP) issued from the Department of Public Safety and included a highly competitive analysis of all vendors on the basis of financial stability, program pricing, technology, implementation and customer service. Vendors participating in the RFP included Redflex, Nestor Traffic Systems and American Traffic Solutions.

"We are pleased that Redflex has been selected by the Arizona Department of Public Safety to implement a statewide photo enforcement program. This announcement follows a thorough evaluation of several automated enforcement technologies and represents the collective efforts and enormous commitment from the state's Governor, the Arizona House and Senate, the Arizona Department of Public Safety, Redflex, and countless others," said Karen Finley, CEO RTSI. "Originating with our landmark Loop 101 pilot program for speed-enforcement, this first statewide photo speed-enforcement program typifies Arizona's role as a U.S. innovator with an unflagging commitment to public safety and security. We fully expect this program to provide a benchmark for the role speed enforcement will play in traffic safety in North America in the next decade."

Redflex Traffic Systems Inc has contracts with more than 200 U.S. cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 20 states, Redflex has consistently led the market in contract wins, system installation rates and market share.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1715

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

New Speed Enforcement Contract - Jonesborough, Tennessee

16 July 2008

Redflex Traffic Systems, Inc. a wholly owned subsidiary of Redflex Holdings Limited is pleased to announce the execution of a new speed enforcement contract with the Town of Jonesborough, Tennessee.

Jonesborough, Tennessee
Jonesborough is Tennessee's oldest incorporated jurisdiction, and is located in the Tri-Cities metropolitan area, which has a population in excess of 500,000.

The scope of the program includes fixed speed enforcement systems for up to 10 locations including speed enforcement on various highly travelled US routes around which the town is centered.

This contract was awarded to Redflex as a result of a highly competitive tender process.

The contract term is five years, plus two 2-year automatic renewals.

"Our full turnkey solution allows Redflex to service small cities with big public safety challenges. Due to its location, literally thousands of vehicles drive through Jonesborough everyday on one of several US routes that cut through the town. These extensive traffic volumes often cause a small historic town like Jonesborough to experience big city challenges, such as excessive speeding. We are pleased to be expanding our speed footprint across Tennessee, and we are looking forward to working with the Town of Jonesborough in curbing these unsafe driving standards"said Karen Finley, CEO RTSI.

Redflex Traffic Systems Inc has contracts with more than 200 US cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red light programs across 20 states, Redflex has consistently led the market in contract wins, system installation rates and market share.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

Redflex

ACN: 069 306 216

REDFLEX HOLDINGS

31 Market Street (PO Box 720), South Melbourne
Victoria, Australia 3205
Tel: +61 3 9674 1715
Fax: +61 3 9699 3566
Web: www.redflex.com.au

RHL-068 v2

10 July 2008

Mr Gonzalo Valencia
Senior Adviser, Issuers
ASX Limited
Level 45 South Tower
525 Collins Street
Melbourne Vic 3000
By email only

Dear Gonzalo

Redflex Holdings Limited (RHL) Appendix 3Y – Change of Director's Interest Notice

We refer to your letter dated 8 July in relation to the Appendix 3Y lodged for Mr Robin Debernardi on 1 July 2008 notifying the market of the purchase of 30,000 shares on 26 June, 20,000 shares on 27 June, and the sale of 2,285 shares on 20 December 2007.

The responses to the questions raised in your letter are provided below.

1. **Please explain why the Notice was lodged late.**

The Appendix 3Y in question related to the purchases of shares made by Mr Debernardi on 26 and 27 June, and the sale of 2,285 shares on 20 December 2007. Notification of the sale by Mr Debernardi of the 2,285 shares was unfortunately lodged late due to an administrative oversight.

We believe it is worthwhile noting that there were disclosures in relation to Mr Debernardi's other transactions around the same time as the sale of the 2,285 shares, ie on 19 December the sale of 44,211 shares and on 27 December the sale of 16,697 shares. In relation to Mr Debernardi's overall holding in RHL the 2,285 shares represent approximately less than 0.1%. Nevertheless, Mr Debernardi and RHL sincerely regret the late notice.

2. **What arrangements does the Company have in place with its directors to ensure that it is able to meet its disclosure obligations under listing rule 3.19A?**

RHL has in place with each director a Disclosure Agreement that requires information to be given to RHL as soon as reasonably possible but in any event no later than 3 business days after the date of the change.

RHL has recently reviewed its Disclosure Agreement and each director has reconfirmed their obligations in this respect.

In relation to disclosure procedures in RHL, directors notify the Chairman and the Company Secretary of the change in any of the interests in RHL. The Company Secretary provides a draft of the Appendix 3Y to the respective director to confirm the details to be announced to the market.

3. **If the current arrangements are inadequate or not being enforced, what additional steps does the Company intend to take to ensure compliance with listing rule 3.19B?**

RHL believes that the current arrangements it has with directors are adequate to ensure compliance with listing rule 3.19B.

RHL's disclosure procedures have been reviewed and modified to enable sign-off by a director of a draft Appendix 3Y.

Yours sincerely

Sent electronically without signature

Marilyn Stephens
Company Secretary

Cessation of Long Term Incentives

10 July 2008

Consistent with the terms of the Company's Long Term Incentive Plan, some Performance Rights have ceased due to an employee leaving. 18,670 have ceased of which 10,997 were granted on 1 October 2006 and 7,673 on 1 October 2007.

For further information:

Marilyn Stephens
Company Secretary
marilyn.stephens@redflex.com.au
+61 3 9674 1712

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Redflex Holdings Limited

ACN/ARSN 069 308 216

1. Details of substantial holder(1)

Name SEE ANNEXURE 'A' ATTACHED TO THIS FORM

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on 4 /07 /2007

The previous notice was given to the company on 29 /05 /2008

The previous notice was dated 29 /05 /2008

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORD SHARES	5,382,281	5.96%	6,303,122	6.98%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
REFER TO	ANNEXURE 'B'				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
REFER TO	ANNEXURE 'C'				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
REFER TO ANNEXURE 'D'	

Signature

print name OUAFAA KARIM capacity COMPANY SECRETARY

sign here date 09/ 07 /2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

HUNTER HALL INVESTMENT MANAGEMENT LTD (A.C.N. 063 081 612)
ANNEXURES TO FORM 604
Redflex Holdings Limited

ANNEXURE A:

Hunter Hall Investment Management Limited (A.C.N. 063 081 612)
Hunter Hall International Limited (A.C.N. 059 300 426)
Hunter Hall Global Value Limited (A.C.N. 107 462 966)
Hampshire Assets and Services Pty Ltd (A.C.N. 059 790 395)
Peter James Hall

ANNEXURE B:

Person whose relevant interest changed:
Hunter Hall Investment Management Limited
Hunter Hall International Limited
Hunter Hall Global Value Limited
Hampshire Assets and Services Pty Ltd
Peter James Hall

Date of Change	Nature of Change	Class of shares Affected	No. of Shares Affected	Consideration Given in Relation to Change AUD	Cumulative
10/06/2008	BUY	ORD	57403	166882.7	5,439,684
11/06/2008	BUY	ORD	60000	173331.36	5,499,684
17/06/2008	BUY	ORD	31000	85823.1	5,530,684
27/06/2008	BUY	ORD	450000	970475.06	5,980,684
27/06/2008	BUY	ORD	14500	33452.55	5,995,184
27/06/2008	BUY	ORD	150000	323491.69	6,145,184
30/06/2008	BUY	ORD	43000	96943.99	6,188,184
30/06/2008	BUY	ORD	7000	15781.58	6,195,184
2/07/2008	BUY	ORD	1751	3951.86	6,196,935
3/07/2008	BUY	ORD	15261	34442.83	6,212,196
4/07/2008	BUY	ORD	67988	153443.39	6,280,184
7/07/2008	BUY	ORD	15000	33853.78	6,295,184
8/07/2008	BUY	ORD	7938	17881.19	6,303,122

Balance held as at 8 July 2008	**6,303,122**
***% held as at 8 July 2008**	**6.98%**

***Based on 90,260,490 shares on issue.**

ANNEXURE C:

Holder of Relevant Interest	Person registered and entitled to be Registered as Holder	Nature of relevant Interest	Class and Number of Shares
Hunter Hall Investment Management Ltd	BNP Paribas Fund Services Australasia Pty Ltd as the Custodian of the Hunter Hall Value Growth Trust, Hunter Hall	Hunter Hall Investment Management Limited has the power to control the exercise of the right to vote attached to the shares, and the power to exercise control over the disposal of shares as Responsible Entity of the Hunter Hall	6,303,122 ORD

	Australian Value Trust and Hunter Hall Global Value Limited Bank of Ireland as the Custodian of the Hunter Hall International Ethical Fund.	Value Growth Trust (4,451,350 Ord Shares), Hunter Hall Australian Value Trust (370,000 Ord Shares) and Hunter Hall Global Deep Green Trust (70,000 Ord) and as Investment Manager for Hunter Hall Global Value Limited (1,259,403 Ord Shares) and the Hunter Hall International Ethical Fund (152,369 Ord Shares)	
Hunter Hall International	As above	Hunter Hall International Ltd has a relevant interest in the said shares, as it wholly owns Hunter Hall Investment Management Limited.	As above
Hampshire Assets And Services Pty Ltd	As above	Hampshire Assets And Services Pty Ltd has a relevant interest in the said shares as it owns 45.53% of Hunter Hall International Ltd.	As above
Peter James Hall	As above	Peter Hall owns 100% of Hampshire Assets And Services Pty Ltd.	As above
Hunter Hall Global Value Limited	As above	Hunter Hall Global Value Limited is the listed investment company managed by Hunter Hall Investment Management Limited.	1,259,403 ORD

ANNEXURE D:

NAME	ADDRESS
Hunter Hall International Limited	Level 2, 60 Castlereagh Street SYDNEY NSW 2000
Hunter Hall Investment Management Limited	Level 2, 60 Castlereagh Street SYDNEY NSW 2000
Hunter Hall Global Value Limited	Level 2, 60 Castlereagh Street SYDNEY NSW 2000
Hampshire Assets And Services Pty Ltd	Level 2, 60 Castlereagh Street SYDNEY NSW 2000
Peter James Hall	Level 4, 53 Frith Street, Soho, London W1D 4SN, United Kingdom

These 2 pages comprise the Annexures A to D referred to in the Form 604, Notice of change of interests of substantial holder.

Signed

Ouafaa Karim
Company Secretary
Hunter Hall International Limited
Dated 9 July 2008

Form 604

Corporations Law

Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme REDFLEX HOLDINGS LIMITED

ACN/ARSN

1. Details of substantial holder (1)

Name Renaissance Smaller Companies Pty Ltd

ACN/ARSN (if applicable) 103 874 102

There was a change in the interests of the substantial holder on 27/06/08

The previous notice was given to the company on 23/08/07

The previous notice was dated 16/08/07

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
FPO	8,145,077	9.15%*	10,046,321	11.130%*

***BASED ON ISSUED CAPITAL OF 90,260,489 SHARES**

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
27/06/08	Renaissance Smaller Companies Pty Ltd	Acquisition of 916,623 shares	$1,978,327	916,623 FPO	916,623

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
See Schedule 1					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not Applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Renaissance Smaller Companies Pty Ltd	Level 11, 95 Pitt St Sydney NSW 2000

Signature

print name David Fleming capacity Director

sign here date 30 / 06 / 08

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of 'associate' in section 9 of the *Corporations Law*.

(3) See the definition of 'relevant interest' in sections 608 and 671B(7) of the *Corporations Law*.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 of the *Corporations Law*.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write 'unknown'.

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Schedule 1 - Renaissance Smaller Companies Pty Ltd change in substantial holding for REDFLEX HOLDINGS LIMITED

4. Present relevant interest

Holder of relevant Interest	Registered Holder of securities	Person entitled to be registed as holder	Nature of relevant interest	Class and no. of securities	Persons votes
Renaissance Smaller Companies Pty Ltd	JP Morgan Nominees Australia Ltd	JP Morgan Nominees Australia Ltd	Investment Manager	3,710,182	3,710,182
Renaissance Smaller Companies Pty Ltd	National Nominees Ltd	National Nominees Ltd	Investment Manager	3,639,344	3,639,344
Renaissance Smaller Companies Pty Ltd	ANZ Nominees Ltd	ANZ Nominees Ltd	Investment Manager	1,004,576	1,004,576
Renaissance Smaller Companies Pty Ltd	RBC Global Services Australia Pty Ltd	RBC Global Services Australia Pty Ltd	Investment Manager	703,153	703,153
Renaissance Smaller Companies Pty Ltd	Cogent Nominees	Cogent Nominees	Investment Manager	989,066	989,066
				10,046,321	

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**REDFLEX HOLDINGS LIMITED**
ABN	**96 069 306 216**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBIN DEBERNARDI
Date of last notice	27 December 2007
Date of this notice	1 July 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust.
Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Related party
Date of change	2,285 - 20 December 2007 30,000 - 26 June 2008 20,000 - 27 June 2008
No. of securities held prior to change	As the registered holder 36,306 Ordinary Shares (RDF) As not the registered holder 2,732,645 Ordinary Shares (RDF)
Class	Fully paid ordinary shares
Number acquired	50,000
Number disposed	2,285
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	2,285 at $3.38 30,000 at $2.42 10,000 at $2.18 10,000 at $2.12
No. of securities held after change	As the registered holder 36,306 Ordinary Shares (RDF) As not the registered holder 2,780,360 Ordinary Shares (RDF)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trades.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interests of a director" should be disclosed in this part.

Detail of contract	No Change
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Two New Contracts: Livingston Parish, Louisiana and the City of Roseville, California

1 July 2008

Redflex Traffic Systems Inc, a wholly owned subsidiary of Redflex Holdings Limited, is pleased to announce the execution of two new contracts - combination speed and red-light enforcement in Livingston Parish, Louisiana, and red-light enforcement in Roseville, California.

Livingston Parish, LA
Livingston Parish, with a population in excess of 100,000, is situated in south-east Louisiana adjacent to the state capital of Baton Rouge.

The scope of the program includes a comprehensive public safety program comprised of both combination fixed speed and red-light enforcement systems for up to 30 locations, and also included are mid-block and mobile speed enforcement.

The contract term is five years, plus two 2-year automatic renewals.

"Commencing our new financial year we are making a substantial investment in actualizing the potential of the speed enforcement market in several key regions. Currently, approximately 2 out of 3 speed programs across the USA are supported by Redflex. Recognizing our unique ability to reach this market's untapped possibilities, we are excited to build relationships with local governments like Livingston Parish to control driving speeds thereby reducing both the probability of crashes and the resulting severity of injury suffered during a crash" said Karen Finley, CEO RTSI.

Roseville, CA
Situated in Placer County, the City of Roseville has a population in excess of 100,000, and is located in the metropolitan area of Sacramento.

The scope of the program includes up to 15 red-light photo enforcement locations and has a contract term of five years, plus two 2-year automatic renewals.

Redflex Traffic Systems Inc has contracts with more than 200 US cities, and is the largest provider of digital red light and speed enforcement services in North America. With photo speed programs in 9 states and photo red-light programs across 20 states, Redflex has consistently led the market in contract wins, system installation rates and market share.

For further information:
Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1715

Karen Finley
President and CEO
Redflex Traffic Systems Inc
kfinley@redflex.com
+1 480 607-0705

END